FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1. News release issued on May 11, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), announcing the repurchase of a portion of its own shares.

2. Notice of the 100th ordinary general meeting of shareholders (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: June 8, 2007

May 11, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, May 11, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan.

Details of the share repurchase are as follows:

1. Class of shares: Common stock

2. Period of repurchase: Between May 1, 2007 and May 11, 2007

3. Aggregate number of shares repurchased: 4,107,000 shares

4. Aggregate repurchase amount: 9,999,450,000 yen

5. Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1) The following details were resolved at the Board of Directors meeting held on April 27, 2007:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 50 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2) Cumulative total of shares repurchased since the April 27, 2007 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 4,107,000 shares

•	Aggregate repurchase amount: 9,999,450,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2007:

•	Total number of shares issued (excluding treasury stock): 2,146,284,458 shares

•	Treasury stock: 306,769,039 shares

# # #

NOTICE OF

THE 100TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 27, 2007

[This is a translation from the Japanese of a notice circulated to shareholders in Japan.]

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 29, 2007

Dear Shareholders:

Notice of the 100th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 100th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the reference materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting rights via the Internet.

*  *  *  *  *  *  *  *  *  *  *  *  *

1.	Date: 10:00 a.m. Wednesday, June 27, 2007

2.	Place: Hotel New Otani Osaka

3.	Purposes:

– Matters to be Reported:

1.	The business report and statutory report on a consolidated and a parent-alone basis with respect to the 100th fiscal period from April 1, 2006 to March 31, 2007

2.	Report of Accounting Auditors and the Board of Corporate Auditors on the consolidated financial statements

– Matters to be Acted Upon:

Bill No. 1: To elect 19 directors

Bill No. 2: To elect 2 corporate auditors

Bill No. 3: To approve changes to remuneration for directors and corporate auditors

Sincerely yours,

Fumio Ohtsubo
President and Director
Matsushita Electric Industrial Co., Ltd.
1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue.]

Editor’s notes:
1.

The financial statements and other information included in this Notice are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.

2.

An English translation of explanations for the exercise of voting rights via the Internet is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

3.	For supplemental information regarding the bills on pages 40 to 46, please visit the following Web site: http://ir-site.panasonic.com/shareholder/100th_supplemental_info.html

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 100th Fiscal Period

(Fiscal year from April 1, 2006 to March 31, 2007)

1. Brief Business Review of the Matsushita Group

(1) Progress and Results during the Period

The electronics industry in the fiscal year ended March 31, 2007 faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Meanwhile, BRICs (Brazil, Russia, India and China) and other emerging markets expanded, and severe competition in these growing markets continued.

Under these circumstances, during fiscal 2007, the final year of the mid-term management plan Leap Ahead 21, ending March 31, 2007, Matsushita implemented initiatives to accelerate growth strategies and further strengthen management structures, thereby achieving the target of an operating profit to sales ratio of 5%. The achievements of the Leap Ahead 21 plan during the last three years are as follows:

First, a lean and agile management style was firmly established. Matsushita expanded its business, focusing on simultaneous global product introductions by improving R&D efficiency and implementing distribution reforms, as well as by reducing total assets and factory inventories. The Company also made efforts to reduce fixed costs by implementing its comprehensive cost reduction activities, the so-called Corporate Cost Busters Project. Second, Matsushita established robust business pillars to support a strong management structure. The Company implemented initiatives to enhance product competitiveness, whereby V-products were well received by the market and made a significant contribution to an increase in market share. Regarding plasma TVs, in particular, the Company expanded its operations to meet a rapid increase in demand both in Japan and overseas, and succeeded in securing a high market share. In fiscal 2007, Matsushita decided to build a fifth domestic plant to produce plasma display panels (PDPs) to meet a further increase in demand. Third, the collaboration with Matsushita Electric Works, Ltd. (MEW) proved to be successful. Over the three years of the Leap Ahead 21 plan, the Company has endeavored to integrate sales and manufacturing functions with MEW, and implement common brand strategies, as well as reinforce product competitiveness, thereby generating synergies. Through this collaboration, in the two-year period from fiscal 2006 to 2007, the Company achieved an increase in sales of approximately ¥130 billion. Finally, Matsushita implemented shareholder-oriented management in parallel with a solid business recovery. Over the three years of the plan, with the aim of enhancing corporate value, the Company executed own share repurchases of approximately ¥330 billion and proactively increased total dividends per share, as well as introduced a policy toward Large-scale Purchases of its shares called the Enhancement of Shareholder Value (ESV) Plan.

Through these efforts, consolidated group sales for fiscal 2007 increased 2.4%, to ¥9,108.2 billion, from ¥8,894.3 billion in the previous fiscal year. Explaining fiscal 2007 results, the Company cited sales gains due mainly to an increase in sales of digital products such as flat-panel TVs in Japan and overseas.

Regarding earnings, negative factors, such as rising raw materials prices and ever-intensified price competition worldwide, were offset by cost rationalization efforts which were centered on reducing materials costs as well as fixed costs. Gains on the sale of investments, and the effects of a weaker yen, also contributed to an increase in earnings. These factors resulted in income before income taxes of ¥439.1 billion yen, an increase of 18.3% from the previous year’s ¥371.3 billion. Net income for the full fiscal year totaled ¥217.2 billion, an increase of 40.7% from ¥154.4 billion in the previous year.

AVC Networks

Sales in this category increased 1.7% to ¥3,749.4 billion compared with ¥3,688.3 billion in the previous fiscal year.

Video and audio equipment

Sales of video and audio equipment rose 5.9% to ¥1,670.3 billion compared with ¥1,576.5 billion in the previous fiscal year. In fiscal 2007, overall sales increased, due mainly to significant growth in sales of digital audio visual (AV) products including flat-panel TVs and digital cameras.

Regarding TVs, the VIERA series recorded a significant increase in sales from the previous year, due primarily to expanding demand for flat-panel TVs in Japan and overseas amid the progress of digital broadcasting. In plasma TVs in particular, the Company accelerated the introduction of larger-sized, full high-definition (HD)*1 models, thereby maintaining a leading market share in Japan, the United States and Europe.

Sales of the LUMIX series of digital cameras increased, due mainly to the launch of unique products featuring a wide-angle 28mm lens and 10-times optical zoom in a compact body, and new digital SLR cameras with an interchangeable lens system.

The DIGA series of DVD recorders maintained a leading global market share, due mainly to favorable sales of new models compatible with HD broadcasting and other products. Blu-ray compatible DVD recorders, which were introduced at the end of 2006, were also well received in Japan.

In the future, Matsushita will further expand the home networking business, centered on flat-panel TVs, and actively promote the digital AV business on a global scale.

*[1]	Full high definition: 2.07 million pixels (Horizontal 1,920 x Vertical 1,080 pixels)

Information and communications equipment

Sales of information and communications equipment decreased 1.5% to ¥2,079.1 billion, compared with ¥2,111.8 billion in the previous fiscal year.

In fiscal 2007, sluggish sales of mobile phones led to a drop in overall sales in this segment, despite steady sales in automotive electronics equipment.

In information equipment, strong sales were recorded in the Strada series of car navigation systems compatible with digital terrestrial broadcasting in Japan. In-vehicle Electronic Toll Collection (ETC) terminals continued to be well received in the market, ensuring the leading market share in Japan.

In communications equipment, sales of mobile phones decreased from a year ago as a result of ever-intensified competition, though models compatible with “One Segment” broadcasting were well received in the market. In fixed-line communications equipment, including telephones and facsimile machines, sales gains were recorded in video intercom products featuring wireless handsets with color monitors.

Going forward, Matsushita will continue to develop new products, services and solutions that provide safety and security, comfort and convenience in the home, office, car and outdoors.

Home Appliances

Sales in this category increased 3.7% to ¥1,227.4 billion compared with ¥1,183.1 billion in the previous fiscal year. In the fiscal year under review, unique products such as tilted-drum washer/dryers and air conditioners equipped with automatic filter cleaning and dust removal functions received market acclaim due to proprietary technologies, and sales gains were recorded in induction-heating (IH) cooking equipment, water heating systems and other products, mainly as a result of the growing number of all-electric homes, contributing to increased sales overall.

In home appliances, Matsushita recorded higher sales of tilted-drum washer/dryers, which realize the industry’s highest level of energy efficiency, as well as of combination steamer/microwave ovens, which enable new cooking methods with high-temperature steam. Both these product categories contributed to the increase in overall sales.

In air conditioners and refrigerators, models with automatic cleaning functions that require no cleaning of the internal filter or replacement of the heat exchanger for ten years and also generate ideal air flows both in cooling and heating, were well received by the market, contributing to a significant increase in sales of air conditioners. Sales of refrigerators increased as a result of favorable sales of new products with thinner casings and increased storage capacity, which was achieved with Matsushita’s proprietary insulation technology.

Looking forward, Matsushita will continue to create high-value-added products based on environmentally friendly technologies and a universal design concept, and implement initiatives on quality as the top priority to ensure product safety. Matsushita will also strengthen its overseas production bases, mainly in China and other Asian countries, thereby ensuring growth and enhancing profitability.

Components and Devices

Sales in this category increased 3.7% to ¥1,126.9 billion compared with ¥1,086.6 billion in the previous fiscal year. Sales of components for digital equipment and automotive electronics equipment were favorable as a result of the development and supply of competitive products that meet ever-diversified customer needs, thereby contributing to an overall increase in sales.

In general electronic components, significant sales gains were recorded for components used in digital equipment such as digital TV tuners, angular rate sensors, which increase the accuracy of car navigation systems, and condensers used in hybrid automobiles, thereby contributing to a significant increase in overall sales.

As a result of strong demand for digital AV products, Matsushita recorded sales growth in system LSIs for flat-panel TVs and image sensors for digital cameras. Overall semiconductor sales declined, however, due to a downturn in demand for mobile phones.

In batteries, sales of Oxyride dry batteries were favorable in Japan and overseas, and lithium-ion batteries, mainly those for use in mobile communications equipment, recorded steady growth in sales, thereby contributing to an overall increase in sales.

Going forward, Matsushita will contribute to the differentiation of its finished products by developing and enhancing the range of competitive products at the core of the devices business. Furthermore, the Company will actively strive to expand its sales to external electronics manufacturers to achieve higher profitability while maintaining growth.

MEW and PanaHome

Sales in this category increased 8.1% to ¥1,698.1 billion compared with ¥1,570.8 billion in the previous fiscal year.

MEW recorded sales gains in electrical construction products, mainly high-performance wiring equipment and lighting equipment that puts emphasis on excellent design. MEW also reported strong sales of semiconductor encapsulation materials in the electronic and plastic materials business. In building products, there were increased sales of water-related products such as modular kitchen systems and toilet models featuring fully-automatic cleaning functions that employ new materials and a new washing method. In the automation controls business, MEW saw robust sales of devices for IT infrastructure and automobiles, while in the home appliances business, fitness machines and aesthetic products were well received by the market.

MEW will continue to strengthen its devices for digital AV products and automotive electronics and launch attractive products that meet demand for energy-efficiency, security and all-electric homes.

PanaHome recorded overall sales gains, due mainly to favorable sales in detached housing. Looking forward, with product strategies based on its “Eco-Life” concept, which promotes safety, security, health, comfort and energy efficiency, PanaHome will secure sustainable growth by offering living environments in tune with customer lifestyles.

JVC

Sales in this category decreased 8.6% to ¥638.6 billion compared with ¥699.0 billion in the previous fiscal year.

In the fiscal year under review, JVC launched a new camcorder that realizes approximately five hours of recording in full-HD format, a world first. This product was well received in the market, leading to higher sales of the EVERIO series of HD camcorders. Overall sales fell below the previous year’s level, however, due mainly to a reduction in the lineup of DVD recorders and weak sales of audio equipment in Japan, as well as a sharp decrease in overseas sales of rear-projection TVs and other products.

Looking forward, JVC will strive to increase sales by supplying products incorporating its renowned technologies that deliver high picture and sound quality.

Other

Sales in this category increased 0.2% to ¥667.8 billion compared with ¥666.5 billion in the previous fiscal year.

In the factory automation business, Matsushita introduced high-speed die bonders and other products equipped with highly precise mounting systems and capable of high productivity, while expanding its lineup of high-speed modular mounting machines. The Company’s new Integrated Process Assembly Cell (IPAC), a modular line that combines electronic component and semiconductor mounting into one platform, was well received by the market.

In the future, Matsushita aims to maintain its leading position in the global electronic component mounting field and outstrip its competitors with its three strengths of hardware, processes and solutions, thereby securing growth in the FA business.

Sales Breakdown

Category	Sales (billions of yen)	Percentage vs. previous year	Percentage of total sales
AVC Networks	3,749.4	101.7%	41.2%
Video and audio equipment	1,670.3	105.9	18.4
Information and communications equipment	2,079.1	98.5	22.8
Home Appliances	1,227.4	103.7	13.5
Components and Devices	1,126.9	103.7	12.4
MEW and PanaHome	1,698.1	108.1	18.6
JVC	638.6	91.4	7.0
Other	667.8	100.2	7.3

Total	9,108.2	102.4	100.0

Domestic Sales	4,616.5	100.1	50.7
Overseas Sales	4,491.7	104.9	49.3

(Note)	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen.

(2) Research and Development

Matsushita executed initiatives to accelerate R&D focused on key development themes, and to enhance R&D efficiency mainly by creating a common platform for technologies in different product segments and categories.

The key development themes during the fiscal year were as follows:

(1)	Full HD 42-inch PDPs

Matsushita realized a picture quality with definition over 2.6 times as high as existing models while maintaining the current high level of brightness, by miniaturizing the partitions between illuminant cells to enlarge the illuminated area and utilizing a 1080p HD high-speed pixel drive to ensure stable light emission from all pixels.

(2)	World’s first dual-layer Blu-ray disc and recorder

Using a high-density recording technique of creating dual layers on each side of the disc, Matsushita realized a large recording capacity of up to 6 hours of HD digital terrestrial broadcasting and a high transfer speed of approximately twice that of existing products.

(3)	Second-generation Integrated Platform

Matsushita developed AV processing technology with low power consumption in a single system LSI, thereby realizing over 50 hours of music playback and over 5 hours viewing of “One Segment” broadcasting on a mobile phone.

(4)	New “Compact BiG” series of refrigerators featuring top-unit compressors

By downsizing the compressor installed in the upper part of the refrigerator and the vapor generating unit in the bottom part, Matsushita realized a storage capacity of 525 liters in the same dimensions as its existing 450-liter model.

(5)	Industry’s first high-capacity lithium-ion battery

The Company has significantly improved the safety of lithium-ion batteries with technology that prevents an increase in energy that could cause the battery to overheat or catch fire in the case of short-circuit. The Company has established a lithium-ion battery mass-production system with the industry’s highest capacity, while incorporating the above-mentioned technology to ensure safety.

(6)	Unique high picture quality technology PEAKS

Matsushita incorporated high picture quality platform technology PEAKS into terrestrial digital tuners for Strada car navigation systems and the P903iTV mobile phone compatible with “One Segment” broadcasting, thereby realizing crisp picture quality and contributing to R&D efficiency.

As a result, R&D expenditures during the year totaled ¥578.1 billion.

(3) Capital Investment*

During the fiscal year under review, Matsushita primarily implemented capital investment to increase production capacity in strategic business areas such as semiconductors and digital AV equipment, particularly plasma TVs. Capital investment (excluding intangibles) totaled ¥418.3 billion in fiscal 2007.

Principal capital investment consisted of PDP manufacturing facilities for Plant No. 3 and Plant No. 4 of Matsushita Plasma Display Panel Company Ltd. in Amagasaki, Japan, and semiconductor manufacturing facilities for the Uozu Factory of the Semiconductor Company, located in Toyama, Japan.

*	Reconciliation of the Non U.S. GAAP capital investment figures

The Company defines capital investment as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The Company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to shareholders to present accrual basis capital investments in addition to the cash basis information in its consolidated statement of cash flows.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets.

Fiscal 2007 Results (in billions of yen)
Purchases of property, plant and equipment shown as capital expenditures in consolidated statement of cash flows	411.3
Effect of timing difference between acquisition dates and payment dates	7.0
Capital investment	418.3

(4) Corporate Financing

Matsushita maintains a basic policy of financing all required funds from internal sources, and practices efficient fund management through internal financing activities.

Victor Company of Japan, Ltd. (JVC) issued ¥20 billion in the sixth series of unsecured bonds (issued September 2006). Matsushita redeemed the outstanding balance of ¥100 billion in the fourth series of unsecured bonds (issued February 2002) and JVC redeemed the outstanding balance of ¥20 billion in the fourth series of unsecured bonds (issued August 2000).

(5) Challenges for the Matsushita Group

In fiscal 2008, ending March 31, 2008, the outlook for the global economy, centered on the United States, remains uncertain due to the continued risk of rising prices for crude oil and other raw materials. In the electronics industry, while significant growth is not expected in major industrialized markets, rapid expansion in emerging markets such as BRICs (Brazil, Russia, India, China) is forecast to continue.

In recent years, the Matsushita Group has been promoting fundamental management reforms. From fiscal 2008, the Group will move into a new phase of promoting full-fledged growth strategies. In line with its twin corporate vision of contributing to realizing a ubiquitous networking society and coexistence with the global environment, Matsushita aims to earn the support of all its stakeholders worldwide by sustaining growth through continued innovation and ensuring sound business activities on a global basis.

To realize these objectives, Matsushita has announced the GP3 plan, a new mid-term management plan to be completed by March 2010. Based on the basic policy of achieving steady growth with profitability, Matsushita will implement a range of concrete initiatives to achieve ¥10 trillion in sales, representing growth, and ROE of 10%, measuring capital efficiency, which have been established as two criteria of the GP3 plan.

Matsushita will place particular emphasis on three priority themes for its mid-term growth strategies: double-digit growth in overseas sales, four strategic businesses, and continuous selection and concentration. First, Matsushita will aim for double-digit growth in overseas sales of consumer products by enhancing marketing tailored to regional characteristics. Second, with regard to four strategic businesses, Matsushita will focus on its digital AV business, automotive electronics business, businesses providing comfortable living, and semiconductors and other devices businesses. Through collaboration between these businesses, the Company will strive to expand synergies, while making every effort to drive steady growth in each business. Finally, Matsushita will work to establish strong businesses through selection and concentration of its management resources on prioritized business areas, taking into consideration the characteristics and growth stages of these businesses. In particular, Matsushita will continue aggressive strategic investment in growing businesses and R&D for prioritized themes.

In addition, Matsushita will implement Groupwide innovation activities toward the realization of a manufacturing-oriented company. Matsushita defines the concept of a manufacturing-oriented company as one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Accordingly, Matsushita will seek to optimize all elements of its operations, centered on products, and implement innovative measures to enhance the quality of Groupwide management, thereby stimulating and streamlining the efficiency of manufacturing processes.

In fiscal 2008, the first year of the GP3 plan, Matsushita will strengthen measures to accelerate growth. Regarding V-products, which are the core of its growth strategies, Matsushita aims to achieve sales of approximately ¥2 trillion in a total of 73 product categories. In overseas businesses, aiming to increase sales in the above-mentioned emerging markets in addition to North America and Europe, Matsushita will set up the Russia Division, the India Coordination Department, and the Brazil Coordination Department. Matsushita will also provide management resources to implement the marketing of cutting-edge products focused on wealthier consumers. Meanwhile, Matsushita will establish the Manufacturing Innovation Division, which will be responsible for extending its most advanced innovation initiatives across the Group and ensuring the highest level of standardization. The division will also promote cooperation across business fields and operating regions to strengthen competitiveness, including cost performance, in areas such as design and quality, procurement, logistics and overseas sales.

From the perspective of shareholder-oriented management, Matsushita will continue to proactively return profits to shareholders. Specifically, the Company will comprehensively provide shareholder return in the form of cash dividends based on the results of the growth strategies, and its own share repurchases. In terms of product quality issues, in addition to its commitment to the idea that safety and quality come first from the product design stage, Matsushita will continue to take all possible measures, such as the analysis of product age-related degradation and user environments, to ensure the quality and safety of products.

Matsushita thanks all of its shareholders for their continued support.

(6) Financial Summary

Consolidated business results and financial condition

	Year ended March 31,
Fiscal period	2004	2005	2006	2007
Net sales (in billions of yen)	7,479.7	8,713.6	8,894.3	9,108.2
Income before Income taxes (in billions of yen)	170.8	246.9	371.3	439.1
Net income (in billions of yen)	42.1	58.5	154.4	217.2
Basic net income per share (in yen)	18.15	25.49	69.48	99.50
Total assets (in billions of yen)	7,438.0	8,056.9	7,964.6	7,897.0
Stockholders’ equity (in billions of yen)	3,451.5	3,544.3	3,787.6	3,916.7
Stockholders’ equity per share (in yen)	1,488.77	1,569.39	1,714.22	1,824.89

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP). The amounts of stockholders’ equity and stockholders’ equity per share are shown in conformity with U.S. GAAP.

	2.	For fiscal 2004, amounts less than one-tenth of a billion yen were omitted. From fiscal 2005, amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

•

In fiscal 2004, despite the rising Japanese yen and intensifying global competition, the Company recorded increased sales. This was primarily due to the aggressive marketing of V-products. With regard to profits, sales gains and various cost reduction efforts, as well as the return to the Japanese Government of the substitutional portion of the Employees Pension Funds (EPF), more than offset business restructuring charges and a loss on valuation on investment securities. As a result, the Company recorded a significant gain in profit.

•

In fiscal 2005, the Company posted increased sales. This was due to sales gains in digital AV equipment and home appliances, especially V-products as well as the addition of MEW, PanaHome and their respective subsidiaries to the Company’s consolidated financial results. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs were more than offset mainly by sales gains and comprehensive cost reduction efforts. As a result, the Company recorded a significant gain in profit.

•

In fiscal 2006, the Company recorded increased sales due to sales gains both inside and outside Japan for digital products, especially V-products. Regarding earnings, negative factors such as expenses associated with the implementation of early retirement programs and expenses related to the kerosene fan heater recall were more than offset by restructuring effects, comprehensive cost rationalization efforts and a gain related to the liquidation of MEI Holding Inc. As a result, the Company recorded a gain in profit.

•	Details of operations for fiscal 2007 (the latest fiscal period) are as described in the preceding pages under “(1) Progress and Results during the Period.”

Parent-alone business results and financial condition

	Year ended March 31,
Fiscal period	2004	2005	2006	2007
Net sales (in billions of yen)	4,081.4	4,145.7	4,472.6	4,746.9
Recurring profit (in billions of yen)	105.2	116.3	216.4	141.6
Net income (in billions of yen)	59.4	73.5	20.4	98.8
Net income per share (in yen)	25.52	31.9	9.08	45.26
Total assets (in billions of yen)	5,217.9	4,920.5	4,991.3	4,816.7
Net assets (in billions of yen)	2,839.3	2,779.7	2,738.4	2,664.4
Net assets per share (in yen)	1,224.59	1,230.76	1,239.25	1,241.41

(Notes)	1.	For fiscal 2004, amounts less than one-tenth of a billion yen were omitted. From fiscal 2005, amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen.

	2.	From fiscal 2006, the Company adopted the new accounting standard for impairment of fixed assets, “Option Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” (Business Accounting Deliberation Council, August 9, 2002), and “Implementation Guidance for the Accounting Standard for Impairment of Fixed Assets” (Financial Accounting Standard Implementation Guidance No. 6, Accounting Standards Board of Japan, October 31, 2003).

	3.	In fiscal 2007, the Company adopted the “Accounting Standard for Presentation of Net Assets on the Balance Sheet” (Accounting Standards Board of Japan (ASBJ) Statement No. 5, December 9, 2005) and “Guidance on Accounting Standard for Presentation of Net Assets on the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005).

•

In fiscal 2004, despite sales growth of V-products, led by digital AV equipment, net sales declined due to the effects of the transfer of certain businesses to subsidiaries upon group-wide business and organizational restructuring. The Company secured an increase in profits, however, due to various cost reduction efforts and increased dividend income.

•

In fiscal 2005, Matsushita recorded an increase in sales due mainly to favorable sales in video and audio equipment in AVC Networks, as well as increased sales in Home Appliances. The Company also recorded a gain in profits as a result of sales increases, and various cost reduction initiatives, as well as the positive effects of business restructuring.

•

In fiscal 2006, Matsushita achieved increased sales, primarily in the AVC Networks category. Regarding earnings, there was also a significant increase in recurring profit due to increased sales, cost reduction efforts and an increase in dividend income. However, the Company incurred other deductions such as business restructuring expenses and a loss on valuation of securities of subsidiaries, resulting in lower net income year on year.

•

In fiscal 2007, Matsushita recorded an increase in sales due mainly to higher sales of digital products. Despite various cost reduction efforts, a decrease in dividend income from affiliates led to lower recurring profit. Net income increased, due mainly to gains from the sale of securities of an affiliated company.

(7) Principal Subsidiaries

1) Principal subsidiaries

(as of March 31, 2007)

(all currency amounts: millions)

Company name	Capital stock		% of ownership	Principal business
Matsushita Electric Works, Ltd.		¥148,513	52.1%	Manufacture and sale of lighting products, information equipment, home appliances, building products, electronic and plastic materials and automation controls

Victor Company of Japan, Ltd.		¥34,115	52.7*	Manufacture and sale of audio and visual electronic equipment for consumer and professional uses, and magnetic tape, discs and other media

Panasonic Communications Co., Ltd.		¥29,845	100.0	Manufacture and sale of fixed-line communications equipment including document-related products

PanaHome Corporation		¥28,375	54.7*	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization and home remodeling businesses

Matsushita Plasma Display Panel Co., Ltd.		¥25,600	75.0	Manufacture and sale of plasma TVs and TV modules

Panasonic Electronic Devices Co., Ltd.		¥23,012	100.0	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials

Panasonic Mobile Communications Co., Ltd.		¥22,856	100.0	Manufacture and sale of mobile communications terminals, public access network-related equipment, and measuring and memory-related equipment

Panasonic Factory Solutions Co., Ltd.		¥15,000	100.0	Manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems

Matsushita Ecology Systems Co., Ltd.		¥12,092	100.0	Manufacture and sale of environment-related equipment and systems

Matsushita Refrigeration Company		¥11,942	100.0	Manufacture and sale of refrigerators, vending machines, compressors and heating and cooling components

Matsushita Battery Industrial Co., Ltd.		¥10,500	100.0	Manufacture and sale of primary and rechargeable batteries, chargers, uninterruptible power supply systems, battery-applied products and battery components

Panasonic Shikoku Electronics Co., Ltd.		¥7,907	100.0	Manufacture and sale of video, information and healthcare equipment, devices and environmental recycling equipment

Panasonic Corporation of North America	US$	537.0	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions

Panasonic Europe Ltd.	Stg£	182.7	100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic AVC Networks Czech s.r.o.	Czk	2,700.0	100.0*	Manufacture and sale of plasma and LCD TVs, etc.

Panasonic Asia Pacific Pte. Ltd.	Singapore $	40.0	100.0*	Sale of various electric and electronic products, with regional headquarters functions

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore $	196.8	100.0*	Manufacture and sale of audio and home theater equipment

Panasonic Communications Philippines Corporation	Philippine peso	500.0	100.0*	Manufacture and sale of optical disc drives and related equipment

Panasonic Taiwan Co., Ltd.	NT$	3,421.7	69.8	Manufacture and sale of various electric and electronic products

Panasonic Corporation of China	RMB	6,375.3	100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	RMB	282.2	67.8*	Manufacture and sale of air conditioners

(Note) Percentages with an asterisk (*) include indirect ownership.

(8) Principal Business

The Company’s main products and services by business segment are as follows:

(as of March 31, 2007)

Categories	Main products and services

AVC Networks	Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances	Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric heating equipment, electric hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices	Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.) electric motors, batteries, etc.

MEW and PanaHome	Lighting fixtures, wiring devices, distribution, panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior furnishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

JVC	LCD, rear projection and CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other	Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

(9) Major Business Sites of the Matsushita Group

1) Major business sites of the Company	(as of March 31, 2007)

Name	Locations in Japan
Corporate head office	Kadoma

Corporate branch office
Tokyo Branch	Tokyo

Research and development divisions
Advanced Technology Research Laboratories	Kyoto
Corporate Network Development Center	Kadoma
Advanced Devices Development Center	Moriguchi
Strategic Semiconductor Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Sales Strategy Division for National/Panasonic Retailers	Tokyo
Corporate Marketing Division for Panasonic Brand	Tokyo
Corporate Marketing Division for National Brand Home Appliances	Tokyo
Corporate Marketing Division for National Brand Wellness Products	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions (North America; Latin America; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)	Osaka
Corporate International Business Operations Division	Osaka
Corporate International Trade Division	Osaka
Global Procurement Service Company	Osaka

Production divisions
Panasonic AVC Networks Company	Kadoma
Panasonic Automotive Systems Company	Yokohama
Panasonic System Solutions Company	Yokohama
Matsushita Home Appliances Company	Toyonaka
Healthcare Business Company	Yokohama
Lighting Company	Takatsuki
Semiconductor Company	Nagaokakyo
Motor Company	Daito
Corporate eNet Business Division	Tokyo

(Notes)	1.	Each location is a main office, headquarters or division.

	2.	The following changes are effective April 1, 2007:

		The Corporate Sales Strategy Division for National/Panasonic Retailers was renamed the Corporate Marketing Division for Consumer Products.

		The Healthcare Business Company (Yokohama) was abolished due to business integration with Panasonic Shikoku Electronics Co., Ltd.

2) Major business sites of domestic subsidiaries	(as of March 31, 2007)

Name	Locations in Japan

Matsushita Electric Works, Ltd.	Kadoma

Victor Company of Japan, Ltd.	Yokohama

Panasonic Communications Co., Ltd.	Fukuoka

PanaHome Corporation	Toyonaka

Matsushita Plasma Display Panel Co., Ltd.	Ibaraki

Panasonic Electronic Devices Co., Ltd.	Kadoma

Panasonic Mobile Communications Co., Ltd.	Yokohama

Panasonic Factory Solutions Co., Ltd.	Kadoma

Matsushita Ecology Systems Co., Ltd.	Kasugai

Matsushita Refrigeration Company	Kusatsu

Matsushita Battery Industrial Co., Ltd.	Moriguchi

Panasonic Shikoku Electronics Co., Ltd.	Ehime

(Note) Each location is the headquarters of domestic subsidiaries.

3) Major business sites of overseas subsidiaries	(as of March 31, 2007)

Name	Locations overseas

Panasonic Corporation of North America	U.S.

Panasonic Europe Ltd.	U.K.

Panasonic AVC Networks Czech s.r.o.	Czech Republic

Panasonic Asia Pacific Pte. Ltd.	Singapore

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore

Panasonic Communications Philippines Corporation	Philippines

Panasonic Taiwan Co., Ltd.	Taiwan

Panasonic Corporation of China	China

Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.	China

(Note) Each location is the headquarters of overseas subsidiaries.

(10) Employees

(as of March 31, 2007)

Business category	Number of employees
AVC Networks	100,254
Home Appliances	44,337
Components and Devices	76,768
MEW and PanaHome	54,165
JVC	26,851
Other	22,717
Corporate	3,553

Total	328,645

(Notes)	1.	The number of employees refers solely to full-time employees of the Company on a consolidated basis.

	2.	The number of employees has decreased by 5,757 persons from the end of the preceding fiscal period.

	3.	Of the total above, the number of employees at the parent company was as follows:

(as of March 31, 2007)

Number of employees	Average age	Average tenure (years)
44,932	43.1	21.7

(11) Sale of Businesses, etc.

On September 28, 2006, Matsushita sold its entire holding of 107,801 shares, representing 56% of the total issued and outstanding shares of Cable West Inc., formerly a consolidated subsidiary operating a cable TV business, to Jupiter Telecommunications Co., Ltd.

Effective April 1, 2007, the Healthcare Business was divided from Matsushita and transferred to Panasonic Shikoku Electronics Co., Ltd.

(12) Other

In March 2006, the Japan Fair Trade Commission passed a ruling against Matsushita related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, Matsushita was ordered to pay a fine related to the ruling. Matsushita takes this matter very seriously and will ensure even stricter compliance.

2. Shares (as of March 31, 2007)

(1) Number of shares authorized to be issued	4,950,000,000

(2) Number of shares issued	2,453,053,497

(3) Number of shareholders	250,858

(4) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares
Moxley & Co.	189,197	8.81
The Master Trust Bank of Japan, Ltd. (trust account)	125,982	5.86
Japan Trustee Services Bank, Ltd. (trust account)	83,905	3.90
State Street Bank and Trust Co.	68,399	3.18
Nippon Life Insurance Co.	67,000	3.12
Sumitomo Mitsui Banking Corporation	57,725	2.68
Sumitomo Life Insurance Co.	35,382	1.64
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.63
Matsushita Electric Employee Shareholding Association	33,827	1.57
Japan Trustee Services Bank, Ltd. (trust account No. 4)	32,780	1.52

(Notes)	1.	Holdings of less than 1,000 shares have been omitted.

	2.	Percentage of total issued shares is calculated excluding the Company’s own shares (306,769,039 shares).

(5)	Acquisition of the Company’s own shares:

i)	The number of shares repurchased from the market by a resolution of the Board of Directors pursuant to the provisions of Article 211-3, Paragraph 1, Item 2, of the former Commercial Code of Japan

Common stock	40,996,000 shares
Aggregate repurchase amount	¥99,991,870,000
Reason for repurchase

To enable the Company to conduct flexible and agile capital management, while increasing shareholder value per share.

The number of shares of the above repurchased after the 99th Ordinary General Meeting of Shareholders held on June 28, 2006

Common stock	24,931,000 shares
Aggregate amount spent for share repurchase	¥59,995,495,000

ii)	The number of shares repurchased in the fiscal year ended March 31, 2007 by a resolution of the Board of Directors pursuant to the provisions of Article 459, Paragraph 1, Item 1 of the Company Law of Japan

Common stock	21,092,000 shares
Aggregate repurchase amount	¥49,997,930,000
Reason for repurchase

To increase shareholder value per share and enhance capital performance.

3. Stock Acquisition and Other Rights (as of March 31, 2007)

(1) Stock acquisition rights held by directors and corporate auditors

Three directors hold a total of 15 stock acquisition rights. No outside directors or corporate auditors hold stock acquisition rights.

1) Class and number of shares for which stock acquisition rights were issued

15,000 shares of common stock

2) Exercise price of stock acquisition rights ¥1,734,000 per stock acquisition right (¥1,734 per share)

3) Period during which stock acquisition rights are exercisable From July 1, 2004 through June 30, 2008

(2) Rights of claim for transfer of shares of the Company held by directors and corporate auditors

Six directors hold stock purchase rights for a total of 28,000 shares of the Company’s common stock. No outside directors or corporate auditors hold stock purchase rights.

1) Transfer price of shares of the Company upon exercise of rights of claim for transfer of the shares

¥2,163 per share

2) Period during which rights of claim for transfer of the shares are exercisable From July 1, 2003 through June 30, 2007

4. Directors, Corporate Auditors and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2007)

Title	Name	Major responsibility

Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano*	Representative in Tokyo / President of Panasonic Automotive Systems Company / in charge of Industrial Marketing and Sales, Panasonic System Solutions Company, Corporate eNet Business Division and Corporate Construction Business Promotion Division

	Susumu Koike	In charge of Technology and Semiconductor Company

	Tetsuya Kawakami	In charge of Finance and Accounting

Senior Managing Directors	Toshihiro Sakamoto*	President of Panasonic AVC Networks Company

	Shunzo Ushimaru*	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National / Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales / President of Panasonic Consumer Marketing Co., Ltd. / In charge of Advertising, Panasonic Center, Logistics, Corporate CS Division and Design / Chairman of Corporate Brand Committee and Showroom Strategic Committee

Managing Directors	Takahiro Mori*	In charge of Corporate Planning

	Shinichi Fukushima*	In charge of Personnel and General Affairs

	Junji Esaka*	In charge of Home Appliances Business / President of Matsushita Home Appliances Company / in charge of Lighting Company and Healthcare Business Company

Directors	Ikuo Uno

Yoshifumi Nishikawa

	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division and Environmental Affairs

	Mikio Ito*	Director of Corporate Legal Affairs Division / in charge of Corporate Risk Management, Corporate Information Security and Business Ethics

	Ikusaburo Kashima*	Deputy Chief of Overseas Operations

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kazumi Kawaguchi

Yukio Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Ikuo Uno and Yoshifumi Nishikawa are outside directors pursuant to the provisions of Article 2, Paragraph 15 of the Company Law of Japan.

	3.	Yasuo Yoshino, Ikuo Hata and Hiroyuki Takahashi are outside corporate auditors pursuant to the provisions of Article 2, Paragraph 16 of the Company Law of Japan.

	4.	Senior Corporate Auditor Kazumi Kawaguchi has a thorough knowledge of finance and accounting, including experience serving as General Manager, Accounting Group of the Company.

	5.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System, which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

	6.	Changes in Directors and Corporate Auditors during fiscal 2007:

(1) Elections:

•      On April 1, 2006, Susumu Koike and Tetsuya Kawakami assumed office as Executive Vice Presidents, and Toshihiro Sakamoto assumed office as Senior Managing Director.

•      At the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, Shunzo Ushimaru and Junji Esaka were newly elected as Directors, and Hiroyuki Takahashi was newly elected as a Corporate Auditor.

•      At the Board of Directors meeting held on June 28, 2006, Kunio Nakamura was elected as Chairman of the Board, Fumio Ohtsubo was elected as President, and Shunzo Ushimaru was elected as a Senior Managing Director. At the same meeting, Junji Esaka was appointed as a Managing Director.

(2) Retirements:

At the conclusion of the 99th Ordinary General Meeting of Shareholders held on June 28, 2006, Yoichi Morishita, Kazuo Toda, Yoshitaka Hayashi and Masaki Akiyama retired as Directors upon expiration of their terms.

	7.	As of May 1, 2006, the following change was made:

Change in Director responsibilities:

Hidetsugu Otsuru (Director)

	Previous responsibilities:	in charge of Facility Management, Quality Administration and Environmental Affairs

	New responsibilities:	in charge of Facility Management, Quality Administration, Corporate FF Customer Support & Management Division and Environmental Affairs

8.	Major responsibility or title of Directors as representatives of other corporations or organizations

Position	Name	Name of Corporation or Organization	Title
Directors	Kunio Nakamura	Association for Electric Home Appliances Home Electric Appliances Fair Trade Conference Japanesque Modern Committee Tokyo FM Broadcasting Co., Ltd.	Chairman Chairman Board Chair Outside Director

	Masayuki Matsushita	PHP Institute Inc. The Matsushita International Foundation Matsushita Real Estate Co., Ltd.	Chairman President President

	Takami Sano	BS-i, INCORPORATED Panasonic EV Energy Co., Ltd.	Outside Director Outside Director

	Toshihiro Sakamoto	Katano Matsushita Co., Ltd. Kibi Matsushita Co., Ltd. Toshiba Matsushita Display Technology Co., Ltd.	President President Outside Director

	Shinichi Fukushima	Matsushita Electric Corporate Pension Fund	President

	Mikio Ito	KOITO MANUFACTURING CO., LTD.	Outside Director

	Masaharu Matsushita	Osaka terminal building co., LTD New Otani Co., Ltd. Hotel Okura Co., Ltd. Hotel Granvia Osaka RIHGA Royal Hotels	Outside Director Outside Director Outside Director Outside Director Outside Director

Details of other responsibilities and duties held by outside directors and outside corporate auditors can be found in (3) Outside Directors and Corporate Auditors on page 19.

9. Directors, Corporate Auditors, and Executive Officers

(1) Directors and Corporate Auditors

(Titles and responsibilities are all as of April 1, 2007)

Title	Name	Major responsibility or status as representative of other corporation
Chairman of the Board	Kunio Nakamura

Vice Chairman of the Board	Masayuki Matsushita

President	Fumio Ohtsubo

Executive Vice Presidents	Takami Sano	Representative in Tokyo / in charge of Automotive Electronics Business / Panasonic System Solutions Company / Panasonic Mobile Communications Co., Ltd./ Corporate eNet Business Division / Corporate Construction Business Promotion Division

	Susumu Koike	In charge of Technology and Semiconductor Company

	Tetsuya Kawakami	In charge of Accounting

	Shunzo Ushimaru	In charge of Domestic Consumer Marketing / Electrical Supplies Sales, Project Sales and Building Products Sales / Advertising and Design / Chairman, Corporate Brand Committee

Senior Managing Director	Toshihiro Sakamoto*	President of Panasonic AVC Networks Company

Managing Directors	Takahiro Mori*	In charge of Corporate Planning / Vice Chairman, Corporate Brand Committee

	Shinichi Fukushima*	In charge of Personnel and General Affairs

	Junji Esaka*	In charge of Home Appliances Business / President of Matsushita Home Appliances Company / in charge of Lighting Company

	Ikusaburo Kashima*	In charge of Legal Affairs / Corporate Risk Management, Corporate
Information Security, and Corporate Business Ethics / Corporate
International Affairs

Directors	Ikuo Uno

Yoshifumi Nishikawa

	Hidetsugu Otsuru*	In charge of Facility Management / Quality Administration / Corporate FF Customer Support & Management Division / Environmental Affairs

	Mikio Ito*	In charge of Public and Private Institutions

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kazumi Kawaguchi

Yukio Furuta

Corporate Auditors	Yasuo Yoshino

Ikuo Hata

Hiroyuki Takahashi

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.

	2.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System, which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

(2) Executive Officers

(Titles and responsibilities are all as of April 1, 2007)

Title	Name	Major responsibility or status as representative of other corporation
Senior Managing Executive Officer	Koshi Kitadai	President, Panasonic Automotive Systems Company / in charge of Industrial Sales

Managing Executive Officers	Yasuo Katsura	Director, Tokyo Branch

	Nobutane Yamamoto	In charge of Global Procurement / Global Logistics

	Hitoshi Otsuki	In charge of Overseas Operations

	Yoshinobu Sato	Director, Consumer Marketing Division / in charge of Corporate CS Division / Chairman, Showroom Strategic Committee

	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman,
Panasonic Corporation of North America

	Ken Morita	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group

Executive Officers	Yoshitaka Hayashi	Director, Corporate Management Division for China and Northeast Asia /
Chairman, Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President, Panasonic AVC Networks Company / Director,
Technology Planning & Development Center

	Takae Makita	In charge of Information Systems

	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Yutaka Mizuno	Vice President, Panasonic Automotive Systems Company / in charge of sales

	Kazuhiro Tsuga	In charge of Digital Network & Software Technology

	Ikuo Miyamoto	President, Motor Company

	Hideo Kawasaki	President, Semiconductor Company

	Shigeru Omori	Director, Corporate Industrial Marketing & Sales Division

	Takumi Kajisha	In charge of Corporate Communications Division / Vice Chairman,
Showroom Strategic Committee

	Masaaki Fujita	Senior Vice President, Panasonic AVC Networks Company / Director, PDP TV Business Unit of Visual Products and Display Devices Business Group

	Kazunori Takami	In charge of Corporate Marketing Division for National Brand Home Appliances and Corporate Marketing Division for National Brand Wellness Products

	Yoshihisa Fukushima	In charge of Intellectual Property

	Makoto Uenoyama	In charge of Accounting and Finance

	Masatsugu Kondo	President, Matsushita Battery Industrial Co., Ltd.

	Naoto Noguchi	Director, Corporate Environmental Affairs Division / in charge of Corporate Quality Administration Division

	Osamu Waki	President, Panasonic Mobile Communications Co., Ltd.

	Toshiaki Kobayashi	President, Panasonic Electronic Devices Co., Ltd.

	Joseph Taylor	COO, Panasonic Corporation of North America

	Yoshiiku Miyata	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Takashi Toyama	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division

	Jun Ishii	Associate Director, Consumer Marketing Division

	Toshiro Kisaka	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

(2)	Remuneration for Directors and Corporate Auditors

1.	Remuneration Policy

The maximum total amounts of remuneration for Directors and Corporate Auditors of Matsushita are determined by a resolution at a general meeting of shareholders. The remuneration amount for each Director is determined by Matsushita’s Representative Directors who are delegated to make such determination by the Board of Directors, and the amount of remuneration for each Corporate Auditor is determined upon discussions amongst the Corporate Auditors.

Since the fiscal year ended March 31, 2004, the amounts of the remuneration and bonuses of Directors have reflected each individual’s performance based on CCM* (Capital Cost Management) and cash flows. From the fiscal year ending March 31, 2008, in order to promote steady growth with profitability, Matsushita will adopt CCM and sales as indicators which represent profitability and growth, respectively. By implementing this new performance evaluation criteria based on shareholder interests, Matsushita intends to promote continuous growth and enhance profitability on a long-term basis for the Matsushita Group as a whole.

In order to realize a remuneration system with a high level of transparency and acceptability, Matsushita terminated its retirement benefits for Directors and Corporate Auditors in June 2006.

*	CCM is an indicator created by Matsushita to evaluate return on capital.

2. Amounts of Remuneration for Directors and Corporate Auditors

Classification	Number of Persons	Amounts (millions of yen)	Details
Directors	17	1,078	The maximum total amount of remuneration for Directors is 1,200 million yen. (This amount was determined at the 84th Ordinary General Meeting of Shareholders held on June 27, 1991.)

Corporate Auditors	5	110	The maximum total amount of remuneration for Corporate Auditors is 120 million yen. (This amount was determined at the 74th Ordinary General Meeting of Shareholders held on February 19, 1982.)

Total	22	1,188

(Notes)	1.	The total amount of remuneration paid to Outside Directors and Corporate Auditors was 68 million yen. This amount has been included in the above total remuneration amount.

	2.	The following amount has not been included in the above total remuneration amount:
		Retirement benefits of 803 million yen paid to Directors who have retired during the period in accordance with a resolution of the Ordinary General Meeting of Shareholders.

	3.	Amounts less than one million yen have been rounded to the nearest million yen.

(3) Outside Directors and Corporate Auditors

1. Major responsibility or status as representatives of other corporations or organizations

Position	Name	Name of corporation or organization	Title
Outside Director	Ikuo Uno	Nippon Life Insurance Company Kansai Economic Federation	Chairman Vice Chairman

		Hotel Okura Co., Ltd. FUJI KYUKO Co., Ltd.	Outside Director

		Odakyu Electric Railway Co., Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Financial Group, Inc. Tanabe Seiyaku Co., Ltd. Tohoku Electric Power Co., Inc. West Japan Railway Company	Outside Corporate Auditor

	Yoshifumi Nishikawa	Japan Post Corporation	President and CEO

		Internet Initiative Japan Inc. Incorporated Company Kampo Japan Post Savings Bank Co., Ltd. DAIICHI SANKYO COMPANY, LIMITED RENGO CO., LTD.	Outside Director

		Tokyo Broadcasting System, Inc. Nankai Electric Railway Co., Ltd.	Outside Corporate Auditor

Outside Corporate Auditor	Yasuo Yoshino	Sumitomo Life Insurance Company	Chairman

	Ikuo Hata	Oh-ebashi LPC & Partners	Attorney at Law

	Hiroyuki Takahashi	Shinsei Bank, Limited	Outside Director

(Notes)	1.	Nippon Life Insurance Company is a major shareholder of Matsushita, but does not have any significant business relationships with the Company.

	2.	Japan Post Corporation does not have any significant business relationships with the Company.

	3.	Sumitomo Life Insurance Company is a major shareholder of the Company, but does not have any significant business relationships with the Company.

2. Major activities during fiscal 2007

Position	Name	Activities
Outside Director	Ikuo Uno	Attended 10 out of the 12 Board of Directors meetings and made appropriate remarks in hearings of bills.

	Yoshifumi Nishikawa	Attended 9 out of the 12 Board of Directors meetings and made appropriate remarks in hearings of bills.

Outside Corporate Auditor	Yasuo Yoshino	Attended all of the 12 Board of Directors meetings and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks through his outside experience and expertise.

	Ikuo Hata	Attended all of the 12 Board of Directors meetings and made appropriate remarks in hearings of bills.

Attended all of the 13 Board of Corporate Auditors meetings and made appropriate remarks through his outside experience and expertise.

	Hiroyuki Takahashi	Attended all of the 10 Board of Directors meetings after taking office in June 2006 and made appropriate remarks in hearings of bills.

Attended all of the 10 Board of Corporate Auditors meetings after assumption in June 2006 and made appropriate remarks through his outside experience and expertise.

•

In March 2006, the Japan Fair Trade Commission passed a ruling against Matsushita related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, Matsushita was ordered to pay a surcharge related to the ruling. Following this incident, all outside directors and outside corporate auditors verified the initiatives that Matsushita is implementing to prevent any reoccurrence.

3. Outline of liability limitation agreement

The Company has concluded an agreement with all outside directors and outside corporate auditors limiting liability pursuant to Article 423, Paragraph 1 of the Company Law. Under this agreement, provided the actions of the individual concerned are well-intentioned and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with provisions of Article 425, Paragraph 1 of the Company Law of Japan.

5. Accounting Auditors

(1) Name of accounting auditors

KPMG AZSA & Co.

(2) Remuneration etc. paid to accounting auditors for the fiscal year under review

Classification	Details	Amounts (million yen)
(1)	Amount of remuneration	606
(2)	Total amount of cash and other property benefits to be paid by the Company and its subsidiaries	1,277

(Notes)	1.	The audit contract between the Company and its accounting auditors does not distinguish between remuneration for audits based on the Company Law of Japan and remuneration for audits based on the Securities Exchange Law. For this reason, the figures in the above table include the aggregate sum of these amounts.

	2.	The Company and its certain subsidiaries make payments to accounting auditors for services, such as reviewing the documentation regarding internal control, which are not covered by Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

	3.	Matsushita Electric Works, Ltd., PanaHome Corporation, Panasonic Communications Co., Ltd., the Company’s overseas subsidiaries and other companies employ external auditors other than KPMG AZSA & Co. for auditing their financial documents.

(3) Policy regarding decision to dismiss or not reappoint the accounting auditor

In the event that dismissal of the accounting auditor is valid pursuant to any of the provisions of Article 340, Paragraph 1 of the Company Law of Japan, the Board of Corporate Auditors may dismiss the accounting auditor with the approval of all Corporate Auditors.

In addition, in cases that appropriate audit by the accounting auditor is not expected for any reason, the Directors of the Company, with the approval of the Board of Corporate Auditors or at the request of the Board of Corporate Auditors, may submit a proposal to the General Meeting of Shareholders to dismiss or not reappoint the accounting auditor.

6. Systems and Policies of the Company

(1)	Systems for ensuring that Directors’ performance of duty complies with laws and ordinances and the Company’s Articles of Incorporation and systems for ensuring appropriate business activities

The Company determined its basic approach to the development of internal control systems at the meeting of the Board of Directors held on May 18, 2006.

1)	System for ensuring legitimacy of the performance of duties by Directors

The Company shall ensure legitimacy of the performance of duties by Directors by developing effective corporate governance and monitoring systems, as well as increasing awareness about compliance.

2)	System for retention and management of information on the performance of duties by Directors

The Company shall retain and manage information on the performance of duties by Directors in accordance with laws and ordinances and the internal regulations of the Company.

3)	Regulations and other systems for risk management

The Company shall establish regulations for risk management, collect and assess information on risks in an integrated and comprehensive fashion in order to identify material risks, take countermeasures that match the materiality of each risk and seek continuous improvements through monitoring the progress of such countermeasures.

4)	System for ensuring efficiency of the performance of duties by Directors

The Company shall ensure efficiency of the performance of duties by Directors by clarifying business goals through business plans and other measures, and examining the status of achievement of such goals, while seeking to expedite decision-making.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company shall seek to increase awareness of compliance by employees by clarifying the Company’s approach to compliance. The Company shall also ensure legitimacy of the performance of duties by employees by developing effective monitoring systems.

6)	Matters concerning employees who assist Corporate Auditors in auditing, and matters concerning independency of such employees from Directors

The Company shall establish an organization independent from Directors and maintain a staff for Corporate Auditors in order to enhance the effectiveness of audits by Corporate Auditors and facilitate the effective performance of audits.

7)	System for making reports to Corporate Auditors

The Company shall ensure opportunities and a system by which Directors and employees, etc. can make reports to Corporate Auditors.

8)	System for ensuring efficient execution of audits by Corporate Auditors

The Company shall develop a system in which effective audits may be executed in accordance with the audit plan established by Corporate Auditors each year.

9)	System for ensuring adequacy of business at Matsushita’s Group Companies

The Company shall ensure that group companies follow the management policy and management philosophy of the Company and the basic approach in 1) through 8) above in order to ensure adequate execution of businesses for the Matsushita Group as a whole, while at the same time respecting the group companies’ autonomous management.

Status of development

1)	System for ensuring legitimacy of the performance of duties by Directors

The Company established internal regulations such as the Code of Conduct of the Matsushita Group, which specifically provide guidelines for the implementation of management philosophy, the Code of Ethics for Directors and Executive Officers, and other internal rules. The Company also delegates responsibility relating to execution of business to Executive Officers, pursuant to resolutions of the Board of Directors. The Company also realigned the role and structure of the Board of Directors to concentrate on corporate strategies and the supervision of business domain companies, and under such system the responsibility of Directors is clarified. Moreover, audits are conducted by Corporate Auditors and the Board of Corporate Auditors. Matsushita also has a management committee and a non-statutory full-time senior auditor at each internal divisional company which respectively correspond to the Board of Directors and the Corporate Auditors at the Company.

2)	System for retention and management of information on the performance of duties by Directors

The minutes of meetings of the Board of Directors are recorded for each meeting of the Board of Directors and retained permanently by the responsible department. The records of final decisions by the President are also retained permanently by the department in charge.

3)	Regulations and other systems for risk management

The Company identifies material risks by collecting and assessing information on risks in an integrated and comprehensive fashion through the Global and Group (G&G) Risk Management Committee and takes countermeasures that match the materiality of each risk.

4)	System for ensuring efficiency of the performance of duties by Directors

The Company expedites decision-making through the Group Management Committee, which is a subordinate organization to the Board of Directors, the operation of the approval procedures of material matters, clear separation of roles for Directors and Executive Officers as well as bold transfer of authority to each business domain company. Also, the Company established the mid-term plan, the business plan and other measures, and planned and implemented the measures by confirming and examining the status of achievement at the time of financial settlement of monthly accounts.

5)	System for ensuring legitimacy of the performance of duties by employees

The Company makes efforts to detect fraudulent acts at an early stage through performing the audit on operation and the internal control audit, operating the global corporate business ethics hotline and other measures, as well as establishing internal rules such as the Code of Conduct of the Matsushita Group and various activities including the operations of the corporate compliance committee.

6)	Matters concerning employees who assist Corporate Auditors in auditing and matters concerning independency of such employees from Directors

The Company established the Corporate Auditor’s Office to which the full-time staff for Corporate Auditors belong, under the direct control of the Board of Corporate Auditors, which is separate from other executive departments.

7)	System for making reports to Corporate Auditors

Directors and employees, etc. make reports on business operations and problems to Corporate Auditors at regular meetings held by Corporate Auditors or at other important meetings by requesting Corporate Auditors to attend, as necessary. The Company also established a system by which employees, etc. can report directly to the Board of Corporate Auditors about concerns in regards to accounting or auditing irregularities.

8)	System for ensuring effectiveness of audits by Corporate Auditors

The Company has a non-statutory full-time senior auditor at each business domain company who assists Corporate Auditors in auditing compliance status. The Company also established and operates the Matsushita Group Auditor Meetings chaired by the Company’s Senior Corporate Auditors in order to enhance collaboration among the Company’s Corporate Auditors, the non-statutory full-time senior auditor of internal divisional companies and the Corporate Auditors of the Company’s subsidiaries. Moreover, each department has been cooperating to enhance the effectiveness of audits by Corporate Auditors through each department’s collaboration in visiting audits of business offices inside and outside Japan by Corporate Auditors and through the internal auditing group’s reports to Corporate Auditors at appropriate times.

9)	System for ensuring adequacy for businesses of the Company’s group.

The Company exercises the rights of shareholders of the group companies and dispatches Directors and Corporate Auditors to the group companies. The Company also established the approval procedures of final decisions of material matters, and established the function-related regulations across the group. Moreover, the Company conducts the regular audit on its business operation and internal control by the internal auditing group, shares business goals through announcement of the management policy and sends appropriate information by internal notices.

(Note) “Group companies” means subsidiaries as stipulated in the Company Law of Japan.

(2) Policy on Control of Matsushita Electric Industrial Co., Ltd.

1.	Basic Policy

Since its establishment, Matsushita has operated its businesses under its basic management philosophy, which sets forth that the mission of a business enterprise is to contribute to the progress and development of society and the well-being of people through its business activities, thereby enhancing the quality of life throughout the world. Aiming to grow further to become a global excellent company, Matsushita will work to deliver sustained growth in corporate value to satisfy its shareholders, investors, customers, business partners, employees and all other stakeholders.

Matsushita has a basic policy that shareholders should make final decisions in the event of a Large-scale Purchase of the Company’s shares, regarding whether or not the Large-scale Purchase should be accepted. However, there is the possibility that such Large-scale Purchaser may not provide shareholders with sufficient information for making appropriate decisions. There is also concern that any Large-scale Purchase may damage corporate value and shareholder interest. In this event, the Company may take countermeasures in order to protect the interests of all shareholders.

2.	Measures to Realize Basic Policy

1) Specific Measures to Realize Basic Policy

Matsushita has announced a mid-term management plan called GP3, which will run from fiscal 2008 to fiscal 2010. Based on the plan’s fundamental concept of delivering steady growth with profitability, the Company will implement a range of measures to achieve the targets of ¥10 trillion in sales, representing growth, and ROE of 10%, measuring capital efficiency.

In terms of concrete measures, Matsushita will concentrate management resources on its strategic businesses, while actively pursuing manufacturing of more competitive products based on its unique technologies. Moreover, in order to reinforce management structures, the Company will reduce costs and curb total assets by reducing inventories. Matsushita also strives to maximize its corporate value by utilizing cash flows generated by business activities for actively distributing profits to shareholders through own share repurchases and the payment of cash dividends, as well as for acquiring intellectual property rights or conducting M&As.

2) Measures Based on the Basic Policy to Prevent Control by Inappropriate Parties

On April 28, 2005, the Board of Directors resolved to adopt a policy related to a Large-scale Purchase of the Company’s shares called the Enhancement of Shareholder Value (ESV) Plan. With respect to a Large-scale Purchaser who intends to acquire 20% or more of all voting rights of the Company, this policy requires that (i) a Large-scale Purchaser provides sufficient information, such as its outline, purposes or conditions, the basis for determination of the purchase price and funds for purchase, and management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase, to the Board of Directors before a Large-scale Purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time (a sixty-day period or a ninety-day period) for consideration.

The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such purchase is provided, and subsequently to disclose the opinion of the Board of Directors in order to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or suggest alternative plans to shareholders, if it is deemed necessary.

If a Large-scale Purchaser does not comply with the rules laid out in the ESV Plan, Matsushita’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan, other laws and the Company’s Articles of Incorporation. If a Large-scale Purchaser complies with the Large-scale Purchase rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Matsushita.

The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers, and fully respecting the opinions of outside directors and statutory corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the Company will issue one stock acquisition right for every share held by shareholders on a specified record date. One share shall be issued on the exercise of each stock acquisition right.

If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition that shareholders do not belong to a specific group of shareholders including a Large-scale Purchaser. The Company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules.

Matsushita does not anticipate that taking such countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and stock exchange regulations. The term of office of directors is one year, and they are elected at the annual general meeting of shareholders in June. Matsushita’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

On April 28, 2006, the Board of Directors resolved to continue the ESV Plan. The Board of Directors also resolved to continue this ESV Plan on April 27, 2007.

For further details, please see the press release issued on April 27, 2007 at the Company’s Web site:

http://panasonic.co.jp/corp/news/official.data/data.dir/en070427-9/en070427-9.html

3) Evaluation of Measures by the Board of Directors and Rationale for Evaluation

Matsushita’s current mid-term management plan was formulated as a specific measure to increase the Company’s corporate value in a sustained manner.

The ESV Plan was formulated from the perspective of protecting shareholder value, and is aimed at ensuring shareholders receive sufficient information to make decisions on share purchase proposals by allowing those responsible for the management of the Company, the Board of Directors, to provide their evaluation of any proposal, and providing the opportunity for alternative proposals to be submitted.

Consequently, these measures, in accordance with 1. Basic Policy, are intended to protect the interests of all the Company’s shareholders.

(3) Policy on Appropriation of Retained Earnings for Dividend Payments, etc.

Since its establishment, Matsushita has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. Along with the implementation of a mid-term growth strategy since fiscal 2005, the Company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Matsushita, in principle, distributes profits to shareholders based on its consolidated business performance. As the result of growth strategies in GP3, the Company’s new mid-term management plan starting in fiscal 2008, Matsushita will aim for stable and continuous growth in dividends based on consolidated net income. The Company is also targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Specifically, for fiscal 2007, ended March 31, 2007, Matsushita plans to pay total cash dividends per share of ¥30, comprising an interim dividend of ¥15 per share paid on November 30, 2006, and a year-end dividend of ¥15 per share. Regarding own share repurchases, the Company plans to use cash flows generated by the GP3 plan to flexibly repurchase its own shares in order to increase shareholder value per share and profitability on capital, while at the same time taking into consideration strategic investments and the Company’s financial condition.

Consolidated Financial Statements of the Company

The consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Consolidated Balance Sheet

March 31, 2007 (in millions of yen)
Assets

Current assets	4,198,849

Cash and cash equivalents	1,236,639
Time deposits	225,458
Short-term investments	93,179
Trade notes receivable	68,522
Trade accounts receivable	1,101,549
Allowance for doubtful receivables	(29,061)
Inventories	949,399
Other current assets	553,164

Investments and advances	1,206,082

Net property, plant and equipment	1,642,293

Land	371,154
Building and structures	1,633,747
Machinery and equipment	3,126,397
Construction in progress	105,487
Accumulated depreciation	(3,594,492)

Other assets	849,734

Total assets	7,896,958

March 31, 2007 (in millions of yen)
Liabilities

Current liabilities	2,741,867

Short-term borrowings, including current portion of long-term debt	223,190
Trade notes payable	51,602
Trade accounts payable	883,375
Accrued income taxes	61,524
Other accrued expenses	1,003,147
Other current liabilities	519,029

Noncurrent liabilities	687,196

Long-term debt	226,780
Other liabilities	460,416

Total liabilities	3,429,063

Minority interests	551,154

Stockholders’ equity

Common stock	258,740
Capital surplus	1,220,967
Legal reserve	88,588
Retained earnings	2,737,024
Accumulated other comprehensive income	107,097
Treasury stock, at cost	(495,675)

Total stockholders’ equity	3,916,741

Total liabilities, minority interests and stockholders’ equity	7,896,958

(Note)	Accumulated other comprehensive income (loss) breakdown:

	Cumulative translation adjustments	¥(99,538) million
	Unrealized holding gains of derivative instruments	¥160,831 million
	Unrealized gains of derivative instruments	¥862 million
	Pension liability adjustments	¥44,942 million

Consolidated Statement of Income

from April 1, 2006 to March 31, 2007

(in millions of yen)

Net sales	9,108,170
Cost of sales	(6,394,418)

Gross profit	2,713,752
Selling, general and administrative expenses	(2,254,211)

Operating profit	459,541

Other income (deductions):
Interest income	30,553
Dividends received	7,597
Interest expense	(20,906)
Expenses associated with the implementation of early retirement programs	(14,198)
Other	(23,443)

Income before income taxes	439,144
Provision for income taxes:
Current	(119,465)
Deferred	(72,398)
Minority interests	(31,131)
Equity in earnings of associated companies	1,035

Net income	217,185

(Notes)	1.	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles (U.S. GAAP), certain additional changes (such as impairment losses and expenses related to early retirement programs) are included as part of operating profit in the consolidated statement of income.

	2.	Included in “Other income (deductions)” is expenses associated with the implementation of early retirement programs at certain domestic and overseas subsidiaries.

Consolidated Statement of Stockholders’ Equity

from April 1, 2006 to March 31, 2007

(in millions of yen)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity
(Year ended March 31, 2007)
Balances at beginning of period	258,740	1,234,289	87,526	2,575,890	(26,119)	(342,705)	3,787,621

Gain from sale of treasury stock		96					96

Transfer from retained earnings			1,062	(1,062)			—

Cash dividends				(54,989)			(54,989)

Disclosure of comprehensive income (loss)
Net income				217,185			217,185
Translation adjustments					62,793		62,793
Unrealized holding gains of available-for-sale securities					15,525		15,525
Unrealized gains (losses) of derivative instruments					(464)		(464)
Minimum pension liability adjustments					(5,769)		(5,769)

Total comprehensive income							289,270

Adjustment to initially apply SFAS 158, net of tax					61,131		61,131
Repurchase of common stock, net						(152,970)	(152,970)
Other		(13,418)					(13,418)

Balances at end of period	258,740	1,220,967	88,588	2,737,024	107,097	(495,675)	3,916,741

Notes to Consolidated Financial Statements

Notes on the Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the U.S. Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of intercompany profits.

2.	Principles of Consolidation and Application of the Equity Method

(1)	Number of consolidated subsidiaries
652

(2)	Number of equity-method subsidiaries and affiliates
71

3.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 148, Paragraph 1 of the Company Accounting Regulations. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of SFAS No. 115.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of the securities, is included in accumulated other comprehensive income. The cost of the securities sold is computed based on the moving average method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the declining balance method.

(5)	Method of amortization of intangible assets

Straight-line method (In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually.)

(6)	Accounting for allowance and accruals

Allowance for doubtful receivables

An allowance for doubtful trade receivables and advances is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the year-end in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.”

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains or losses exceed the greater of 10% of projected benefit obligation or 10% of the fair value of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees.

Adoption of new accounting pronouncement

On March 31, 2007, the Company adopted SFAS No. 158. As a result, the Company recognized the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligation) of its pension plans in the March 31, 2007 consolidated balance sheet with a corresponding adjustment to accumulated other comprehensive income (loss), net of tax. The adjustment to accumulated other comprehensive income (loss) at adoption represents the unrecognized actuarial loss and unrecognized prior service cost, both of which were previously netted against the plans’ funded status in the consolidated balance sheet pursuant to the provision of SFAS No. 87. This change led to increased accumulated other comprehensive income, net of tax, of ¥61,131 million. This change had no effect on the Company’s consolidated profit and loss.

(7)	Consumption tax and local consumption tax, etc., in Japan are excluded from all items in the statement of income.

(8)	Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is instead tested for impairment at least annually.

Notes to the Consolidated Balance Sheet

1. Discounted export bills of exchange	¥409 million

2. Guarantees provided to third parties on bank loans and guarantees for specific value of leased assets	¥61,524 million

3. Assets pledged as collateral and liabilities with collateral
(1) Assets pledged as collateral
Investments and advances	¥5,002 million
Tangible fixed assets	¥1,059 million
(2) Liabilities with collateral
Short-term borrowings, including current portion of long-term debt	¥232 million
Long-term debt	¥4,659 million

Notes to per Share Data
Stockholders’ equity per share	¥1,824.89
Basic net income per share	¥99.50
Diluted net income per share	¥99.50

Parent-alone Financial Statements of the Company

Balance Sheet

March 31, 2007

(in millions of yen)

Assets

Current assets	1,853,986

Cash and deposits	172,879
Trade notes receivable	5,150
Trade accounts receivable	565,190
Marketable securities	79,824
Other receivables	112,239
Deposits paid	377,177
Short-term loans	156,501
Deferred tax assets	156,873
Finished goods, merchandise and semi-finished goods	117,333
Raw materials, supplies and work in process	76,943
Other current assets	35,053
Allowance for doubtful receivables	(1,176)

Fixed assets	2,962,693

Tangible fixed assets	338,555
Buildings	127,349
Structures	5,368
Machinery and equipment	89,793
Vehicles	196
Tools, furniture and fixtures	15,678
Land	91,949
Construction in progress	8,222

Intangibles	49,851
Patent and trademark rights	15,613
Software	29,776
Facility utility and other rights	4,462

Investments and advances	2,574,287
Investment securities	661,978
Shares in subsidiaries and affiliates	1,392,940
Investments in equity, other than capital stock	15
Investments in subsidiaries and affiliates	349,968
Allowance for investment loss	(101,822)
Long-term deposits paid	8,144
Deferred tax assets	40,057
Other investments and other assets	223,007

Total assets	4,816,679

(Notes)	1.	Accumulated depreciation of tangible fixed assets	¥1,175,195 million

	2.	Discounted export bills of exchange	¥2 million

	3.

Notes maturing on the closing day of the fiscal year

Notes that reach maturity on the closing day of the fiscal year are settled on the date of exchange. The closing day of the fiscal year under review fell on a bank holiday. Accordingly, the following notes maturing on the closing day of the fiscal year were included in the outstanding amount as of March 31, 2007:

			¥1,215 million

March 31, 2007 (in millions of yen)
Liabilities

Current liabilities	1,826,136

Trade notes payable	1,300
Trade accounts payable	486,413
Other payables	33,529
Accrued expenses	437,109
Reserve for bonuses	54,573
Accrued income taxes	5,058
Advance receipts	8,106
Deposits received	740,909
Deposits from customers	4,941
Reserve for warranty costs	19,748
Reserve for sales promotion	33,940
Other current liabilities	510

Long-term liabilities	326,130

Bonds	100,000
Employee retirement and severance benefits	31,759
Long-term deposits received	194,371

Total liabilities	2,152,266

Net Assets
Shareholders’ Equity
Capital stock	258,740
Capital surplus	570,023
Capital reserve	568,212
Other capital surplus	1,811
Retained earnings	2,146,425
Legal reserve	52,749
Other retained earnings
Reserve for advanced depreciation	17,894
Reserve for dividends	81,000
Contingent reserve	1,918,680
Retained earnings brought forward	76,102
Treasury stock	(496,568)
Difference of valuation, translation and other adjustments
Unrealized holding gains of available-for-sale securities, etc.	170,507
Deferred profit (loss) on hedges	15,286

Total net assets	2,664,413

Total liabilities and net assets	4,816,679

(Notes)	4.	Receivables from and liabilities to subsidiaries and affiliates

		Short-term receivables from subsidiaries and affiliates	¥939,478 million
		Long-term receivables from subsidiaries and affiliates	¥987 million
		Short-term payables to subsidiaries and affiliates	¥949,199 million
		Long-term payables to subsidiaries and affiliates	¥193,813 million

Statement of Income

from April 1, 2006 to March 31, 2007 (in millions of yen)
Net sales	4,746,868
Cost of sales	(3,786,723)

Gross profit	960,145
Selling, general and administrative expenses	(818,156)

Operating profit	141,989
Non-operating income
Interest and dividends income	60,124
Other	33,914
Non-operating expenses
Interest expense	(5,650)
Other	(88,775)

Recurring profit	141,602

Non-recurring profit
Profit on sale of investment securities	2,225
Gain on sales of shares in subsidiaries and affiliates	29,246
Profit on sale of tangible fixed assets	18,902
Non-recurring loss
Loss on business restructuring	(8,719)
Other	(7,396)

Income before income taxes	175,860

Provision for income taxes
Current	(16,180)
Deferred	(60,877)

Net income	98,803

(Notes)	1.	Transactions with subsidiaries and affiliates

		Sales to subsidiaries and affiliates	¥3,340,253 million
		Purchases from subsidiaries and affiliates	¥2,308,391 million
		Turnover with subsidiaries other than sales and purchases	¥51,618 million

	2.	Other information concerning non-recurring losses

Valuation loss on investment securities and expenses related to the termination of the Company’s benefit system for retiring directors and corporate auditors.

Statement of Changes in Shareholders’ Equity

from April 1, 2006 to March 31, 2007

(in millions of yen)

	Shareholders’ equity
	Capital	Capital surplus			Retained earnings
		Capital reserve	Other capital surplus	Total of capital surplus	Legal reserve	Other retained earnings
						Reserve for advanced depreciation	Reserve for dividends	Contingent reserve	Unappropriated retained earnings	Total other retained earnings
Balances at beginning of period	258,740	568,212	1,715	569,927	52,749	8,377	81,000	1,918,680	42,063	2,102,869
Changes in the period
Reserve for advanced depreciation						9,517			(9,517)	—
Directors’ and corporate auditors’ bonuses									(258)	(258)
Dividends from surplus									(54,989)	(54,989)
Net income									98,803	98,803
Repurchase of common stock
Disposal of treasury stock			96	96
Net changes of items other than shareholders’ equity
Total changes in the period	—	—	96	96	—	9,517	—	—	34,039	43,556
Balances at end of period	258,740	568,212	1,811	570,023	52,749	17,894	81,000	1,918,680	76,102	2,146,425

	Shareholders’ equity		Difference of valuation, translation and other adjustments			Total net assets
	Treasury stock	Total of shareholders’ equity	Unrealized holding gains of available-for-sale securities, etc.	Deferred profit on hedges	Total of difference of valuation, translation and other adjustments
Balances at beginning of period	(343,598)	2,587,938	150,475	—	150,475	2,738,413
Changes in the period
Reserve for advanced depreciation		—				—
Directors’ and corporate auditors’ bonuses		(258)				(258)
Dividends from surplus		(54,989)				(54,989)
Net income		98,803				98,803
Repurchase of common stock	(153,179)	(153,179)				(153,179)
Disposal of treasury stock	209	305				305
Net changes of items other than shareholders’ equity			20,032	15,286	35,318	35,318
Total changes in the period	(152,970)	(109,318)	20,032	15,286	35,318	(74,000)
Balances at end of period	(496,568)	2,478,620	170,507	15,286	185,793	2,664,413

(Notes)	1.	Type and number of shares issued as of the fiscal year-end Common stock	2,453,053,497

	2.	Type and number of shares of treasury stock as of the fiscal year-end Common stock	306,769,039

	3.	Items related to dividends

(1) Dividend payments

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders (June 28, 2006)	Common stock	22,095	10	March 31, 2006	June 29, 2006
Board of Directors Meeting (October 27, 2006)	Common stock	32,894	15	September 30, 2006	November 30, 2006

Total		54,989

(2) Dividends for record dates during the year under review with effective dates in the following fiscal year

Resolution	Type of share	Total dividend amount (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors Meeting (April 27, 2007)	Common stock	32,194	15	March 31, 2007	June 1, 2007

Notes to Tax-effect Accounting

Breakdown of significant reasons for the recording of deferred tax assets and deferred tax liabilities:
Deferred tax assets
Inventory valuation	¥22,319 million
Accrued expenses	¥96,601 million
Depreciation and amortization	¥52,185 million
Allowance for retirement and severance benefits	¥12,862 million
Allowance for investment loss	¥41,238 million
Other	¥146,735 million

Total gross deferred tax assets	¥371,940 million

Less valuation allowance	¥(36,370) million

Net deferred tax assets	¥335,570 million

Deferred tax liabilities
Net unrealized holding gains of available-for-sale securities	¥(116,055) million
Deferred profit (loss) on hedges	¥(10,405) million
Reserve for advanced depreciation	¥(12,180) million

Total gross deferred tax liabilities	¥(138,640) million

Net deferred tax assets	¥196,930 million

Notes to Leased Fixed Assets

In addition to fixed assets shown on the balance sheet, the Company also uses equipment (computers, etc.) under lease contracts.

Notes to per Share Data

Net assets per share	¥1,241.41
Net income per share	¥45.26

Significant Subsequent Events

Based on a separation and merger agreement concluded with Panasonic Shikoku Electronics Co., Ltd., the Company’s Healthcare Business was transferred to Panasonic Shikoku Electronics on April 1, 2007.

Notes to Application of Restrictions on Maximum Dividends Payments

The Company is subject to restrictions on maximum dividends payments.

Other

All monetary amounts have been rounded to the nearest million yen.

Notes on the Basis of Presentation of Parent-alone Financial Statements

Summary of Significant Accounting Policies

1.	Standards and methods for valuation of assets

(1)	Securities

Investments in subsidiaries and affiliates

Valuation at cost, with cost determined by the moving average method

Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method

(2)	Derivatives

Market valuation method

(3)	Inventories

Finished goods, semi-finished goods, work in process

Lower of cost (average) or market

Merchandise, raw materials, supplies

Lower of cost determined by last purchase price method, or market

2.	Method of depreciation and amortization of fixed assets

(1)	Tangible fixed assets

Depreciation for assets that become obsolete due to technological innovation is calculated using the declining balance method based on the reasonable useful life for different types of tangible fixed assets.

(2)	Intangible fixed assets

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

3.	Accounting for allowances

(1)	Allowance for doubtful receivables

An allowance for doubtful receivables is provided at an amount calculated based on historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

(2)	Provision of allowance for investment loss

Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.

(3)	Allowance for bonuses

An allowance for bonuses is provided at an amount calculated based on estimated bonus payments.

(4)	Allowance for product warranties, etc.

An allowance for accrued warranty costs related to product after-sales services is provided at an amount calculated for estimated service costs during the period of the warranty based on historical experience.

(5)	Allowance for sales promotion costs

Based on the Company’s various sales promotion initiatives, estimates of costs related to sales commissions, product sales and other required expenses incurred during the retailing of products are recorded in accordance with prescribed Company standards.

(6)	Accrual for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

4.	Other significant items related to the preparation of financial statements

(1)	Leases

Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.

(2)	Basis of hedge accounting

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts and commodity futures trading.

(3)	Consumption tax, etc. are excluded from all items in the statement of income.

5.	Change of accounting policy

Standards for presentation of net assets in the balance sheet

From fiscal 2007, the Company adopted the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard No. 5) and Implementation Guidance for the Accounting Standards for Presentation of Net Assets in the Balance Sheet (Accounting Standards Board of Japan, December 9, 2005, Corporate Accounting Standard Implementation Guidance No. 8).

The amount equivalent to shareholders’ equity as presented under previous accounting standards totaled ¥2,694,127 million.

Copy of Report of Accounting Auditors Concerning

Consolidated Financial Statements

Independent Auditors’ Report

April 24, 2007
The Board of Directors
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.
Yasumi Katsuki
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated statutory report, that is the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in net assets and footnotes of Matsushita Electric Industrial Co., Ltd. for the year from April 1, 2006 to March 31, 2007 in accordance with Article 444 (4) of the Company Law of Japan. The consolidated statutory report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries as of March 31, 2007 and the consolidated results of their operations for the year then ended, in conformity with the Article 148 (1) of the regulation on the Company Law of Japan and the recognition and measurement criteria of accounting principles generally accepted in the United States of America (Refer to Note 3. (1), Basis of the consolidated financial statements).

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of Accounting Auditors

Independent Auditors’ Report

April 24, 2007
The Board of Directors
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.
Yasumi Katsuki
Designated and Engagement Partner
Certified Public Accountant

Koichi Kohori
Designated and Engagement Partner
Certified Public Accountant

Tsuyoshi Takeuchi
Designated and Engagement Partner
Certified Public Accountant

We have audited the statutory report, comprising the balance sheet, the statement of income, the statement of changes in shareholders’ equity and the related notes, and its supporting schedules of Matsushita Electric Industrial Co., Ltd.’s 100th business year from April 1, 2006 to March 31, 2007 in accordance with Article 436 (2)  of the Company Law of Japan. The statutory report and supporting schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Matsushita Electric Industrial Co., Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each corporate auditor on the method and results of his audit on the performance of duties of directors during the 100th fiscal period from April 1, 2006 to March 31, 2007, and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method and details of audit conducted by corporate auditors and the Board of Corporate Auditors

In addition to formulating audit policy and audit schedules and receiving reports concerning the status and results of audits conducted by each corporate auditor, the Board of Corporate Auditors receives reports from directors and the accounting auditors regarding the performance of their duties and seeks explanations when deemed necessary.

Furthermore, each corporate auditor, in accordance with audit standards, policy and schedules formulated by the Board of Corporate Auditors, seeks to facilitate mutual understanding with directors, the Internal Auditing Department and other employees, gathers information and works to improve the environment for conducting audits. Accordingly, the corporate auditors conducted the following audit:

(1)	In addition to attending meetings of the Board of Directors and other important meetings, the corporate auditors received reports from directors, the Internal Auditing Department and other employees regarding the performance of their duties, and when deemed necessary, sought explanations, perused important documents including those subject to executive approval, and conducted examinations of conditions of business and assets at the head office and other major business offices.

(2)	The corporate auditors monitored and examined a resolution of the Board of Directors passed in accordance with the requirements of Article 100, Paragraphs 1 and 3 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan stipulating a system that ensures the performance of the duties of directors are in accordance with relevant laws and regulations and the Company’s Articles of Incorporation, and that other affairs of the Company are conducted in an appropriate manner, and monitored the status of the Company’s internal control system implemented in accordance with said resolution.

(3)	The corporate auditors, based on the status of discussion within the Board of Directors and other bodies, conducted examinations of basic policy presented in the Company’s business report stipulated by Article 127, Paragraph 1 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan, as well as of each measure required by Article 127, Paragraph 2 of said law.

(4)	With respect to subsidiaries, through meetings and hearings comprising corporate auditors of the Company and its subsidiaries, the corporate auditors sought to facilitate mutual understanding and exchange of information with the directors and corporate auditors of subsidiaries, and when deemed necessary, received reports concerning the business of subsidiaries, visited their head offices and other major business offices, and conducted inquiries.

(5)	The corporate auditors have monitored and examined the independence of the accounting auditors and the appropriateness of audits conducted, received reports from the accounting auditors concerning the performance of their duties, and when deemed necessary, sought their opinions.

(6)	The corporate auditors received notice from the accounting auditors that the system to ensure the appropriateness of duties performed by accounting auditors (as stipulated by Article 159 of the Accounting Regulations of Japan) is in accordance with standards prescribed by laws and regulations and standards related to quality management for accounting audits, and when deemed necessary, sought their opinions.

Based on the above methods, the corporate auditors conducted examinations of the Company’s business report related to the fiscal period under review, supporting documents and parent-alone financial statements (balance sheet, statements of income, statement of changes in shareholders’ equity, and notes on the basis of presentation of parent-alone financial statements), and other supporting documents and consolidated financial statements (consolidated balance sheet, consolidated statements of income, consolidated statement of stockholders’ equity, and notes on the basis of presentation of consolidated financial statements).

2.	Results of Audit

(1)	Results of audit of the business report, etc.

In the opinion of the Board of Corporate Auditors:

(i)	the contents of the business report and its supporting documents present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;

(ii)	with regard to the performance of duties of directors, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found;

(iii)	the details of resolutions approved by the Board of Directors concerning the internal control system are proper and fair; in addition, with regard to the performance of duties of directors with respect to the internal control system, nothing has been found that would necessitate comment;

(iv)	with regard to basic policy related to the individuals responsible for determining financial and business policies presented in the Company’s business report, nothing has been found that would necessitate comment.

(2)	Results of audit of the parent-alone financial statements, supporting documents and consolidated financial statements
The method of audit employed by the accounting auditors KPMG AZSA & Co. and the results thereof are proper and fair.

April 26, 2007

Board of Corporate Auditors

Kazumi Kawaguchi	Yukio Furuta
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

Hiroyuki Takahashi
Corporate Auditor

[Reference Material for Exercise of Voting Rights]

The bills and reference materials:

Bill No. 1: To elect 19 directors

The terms of office of all 17 directors currently in office will expire at the conclusion of the 100th Ordinary General Meeting of Shareholders, at which time Tetsuya Kawakami and Mikio Ito will resign as directors.

In connection with this, the election of 19 directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

1 Kunio Nakamura	Apr.	1962	Joined the Company;	58,000 shares

July 5, 1939	June	1993	Director of the Company;

	June	2000	President of the Company;

	June	2006	Chairman of the Board of Directors.

	(Chairman of Association for Electric Home Appliances)

	(Chairman of Home Electric Appliances Fair Trade Conference)

	(Board Chair of Japanesque Modern Committee)

2 Masayuki Matsushita	Apr.	1968	Joined the Company;	7,913,351 shares

October 16, 1945	Feb.	1986	Director of the Company;

	June	1990	Managing Director of the Company;

	June	1992	Senior Managing Director of the Company;

	June	1996	Executive Vice President of the Company;

	June	2000	Vice Chairman of the Board of Directors.

	(Chairman of PHP Institute Inc.)

	(President of the Matsushita International Foundation)

	(President of Matsushita Real Estate Co., Ltd.)

3 Fumio Ohtsubo	Apr.	1971	Joined the Company;	33,000 shares

September 5, 1945	June	1998	Director of the Company, and Vice President of AVC Company;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2006	President of the Company.

4 Takami Sano	Apr.	1966	Joined the Company;	34,923 shares

April 2, 1943	June	1998	Director of the Company, and Director of Corporate Industrial Marketing and Sales Division;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company;

	June	2005	Executive Vice President of the Company, and Representative in Tokyo;

	Apr.	2006	In charge of Panasonic Systems Solutions Company,
			Corporate eNet Business Division and
			Corporate Construction Business Promotion Division;

	Apr.	2007	In charge of Automotive Electronics Business and Panasonic Mobile Communications Co., Ltd.

5 Susumu Koike	Apr.	1970	Joined the Company;	29,562 shares

November 15, 1945	June	1998	Director of the Company, and in charge of semiconductor technology;

	June	2000	Managing Director of the Company;

	June	2003	Senior Managing Director of the Company, and in charge of Technology;

	Apr.	2006	Executive Vice President of the Company, and in charge of Semiconductor Company.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

6 Shunzo Ushimaru	Apr.	1968	Joined the Company;	30,578 shares

May 5, 1944	June	2002	In charge of Corporate Marketing Division for Panasonic Brand;

	June	2003	Executive Officer of the Company;

	June	2004	Managing Executive Officer of the Company;

	Apr.	2006	Senior Managing Executive Officer of the Company,
			in charge of Corporate Marketing Division for Panasonic Brand,
			Corporate Marketing Division for National Brand Home Appliances,
			Corporate Marketing Division for National Brand Wellness Products,
			Corporate Sales Strategy Division for National/Panasonic Retailers,
			Commodity Sales / Electrical Supplies Sales / Project Sales and
			Building Products Sales, Advertising, Panasonic Center, Logistics,
			Corporate CS Division and Design, Chairman of Corporate Brand
			Committee and Showroom Strategic Committee;

	June	2006	Senior Managing Director of the Company;

	Apr.	2007	Executive Vice President of the Company, and in charge of Domestic Consumer Marketing.

7 Toshihiro Sakamoto	Apr.	1970	Joined the Company;	20,278 shares

October 27, 1946	June	2000	Director of the Company, Vice President of AVC Company, and in charge of Visual Products Group;

	June	2003	In charge of Corporate Planning;

	June	2004	Managing Director of the Company;

	Apr.	2006	Senior Managing Director, and President of Panasonic AVC
			Networks Company.

	(President of Katano Matsushita Co., Ltd.)

	(President of Kibi Matsushita Co., Ltd.)

8 Takahiro Mori	Apr.	1970	Joined the Company;	13,060 shares

June 16, 1947	Apr.	2001	Director of Corporate Communications Division;

	June	2003	Executive Officer of the Company:

	June	2005	Managing Director of the Company, and
			in charge of Corporate Communications Division;

	Apr.	2006	In charge of Corporate Planning;

	Apr.	2007	Vice Chairman of Corporate Brand Committee.

9 Shinichi Fukushima	Apr.	1971	Joined the Company;	15,005 shares

November 13, 1948	Apr.	1997	General Manager of Corporate Personnel Dept. of the Company;

	June	2003	Director of the Company, and in charge of Personnel and General Affairs;

	June	2005	Managing Director of the Company.

	(President of Matsushita Electric Corporate Pension Fund)

10 Junji Esaka	Apr.	1969	Joined the Company;	114,000 shares

December 19, 1946	Apr.	2003	Vice President of Matsushita Home Appliances Company,
			in charge of Refrigeration and Air Conditioning Business;

	June	2003	Executive Officer of the Company;

	Feb.	2006	Managing Executive Officer of the Company, and in charge of
			Appliances Business, President of Matsushita Home Appliances
			Company, in charge of Lighting Company and
			Healthcare Business Company.

	June	2006	Managing Director of the Company.

Name and date of birth	Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

11 Ikusaburo Kashima	July	1971	Joined Ministry of International Trade and Industry;	5,000 shares

October 8, 1948	July	1999	Director General of Price Bureau of Economic Planning Agency;

	Jan.	2001	Retired from office at Ministry of Economy, Trade and Industry;

	June	2003	Vice Chairman of Information Technology Promotion Agency;

	June	2004	Joined the Company as an Executive Counselor;

	June	2005	Director of the Company and Deputy Chief of Overseas Operations;

	Apr.	2007	Managing Director of the Company, and in charge of Legal Affairs,
			Corporate Risk Management, Corporate Information Security,
			Corporate Business Ethics, and Corporate International Affairs.

12 Ikuo Uno	Mar.	1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July	1986	Director of Nippon Life Insurance Company;

	Apr.	1997	President of Nippon Life Insurance Company;

	Apr.	2005	Chairman, Nippon Life Insurance Company;

	June	2005	Director of the Company.

	(Chairman, Nippon Life Insurance Company)

13 Yoshifumi Nishikawa	Apr.	1961	Joined The Sumitomo Bank, Ltd.;	0 shares

August 3, 1938	June	1986	Director of The Sumitomo Bank, Ltd.;

	June	1997	President of The Sumitomo Bank, Ltd.;

	Dec.	2002	President of Sumitomo Mitsui Financial Group, Inc.;

	June	2005	Director of the Company;

	Jan.	2006	President, CEO of Japan Post Corporation;

	Apr.	2007	President of Japan Post.

	(President, CEO of Japan Post Corporation)

	(President of Japan Post)

14 Hidetsugu Otsuru	Apr.	1967	Joined the Company;	25,000 shares

August 20, 1943	June	1998	Director of the Company (resigned in March 1999);

	Apr.	1999	President of Matsushita Electronics Corporation;

	June	2001	Managing Director of the Company;

	June	2002	In charge of Quality Administration and Environmental Affairs;

	June	2003	In charge of Facility Management;

	Feb.	2006	Director of the Company;

	May	2006	In charge of Corporate FF Customer Support & Management Division.

Name and date of birth		Brief personal record, position and responsibilities in the Company (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares

15	Masaharu Matsushita	May	1940	Joined the Company;	9,598,637 shares

	September 17, 1912	Oct.	1947	Director of the Company;

		Jan.	1961	President of the Company;

		Feb.	1977	Chairman of the Board of Directors;

		June	2000	Honorary Chairman of the Board of Directors and Executive Advisor.

16	Koshi Kitadai*	Apr.	1969	Joined the Company;	20,041 shares

	October 1, 1945	June	2000	President, Matsushita Electronic Devices Co., Ltd. (now Panasonic Electronic Devices Co., Ltd.);

		June	2003	Managing Executive Officer of the Company;

		June	2005	Senior Managing Executive Officer of the Company;

		Apr.	2007	President, Panasonic Automotive Systems Company, and in charge of Corporate Industrial Marketing and Sales.

17	Yasuo Katsura*	Apr.	1970	Joined the Company;	13,516 shares

	September 19, 1947	June	2001	President, Matsushita Communication Industrial Co., Ltd.

				(now Panasonic Mobile Communications Co., Ltd.);

		June	2003	Executive Officer of the Company;

		June	2004	Managing Executive Officer of the Company, and Director of the Tokyo Branch.

18	Hitoshi Otsuki*	Apr.	1970	Joined the Company;	10,000 shares

	June 6, 1947	June	2000	President, Panasonic U.K. Ltd.;

		June	2003	Executive Officer of the Company, Director of Europe Division, and Chairman of Panasonic Europe Ltd.;

		Apr.	2007	Managing Executive Officer of the Company, and in charge of Overseas Operations.

19	Makoto Uenoyama*	Apr.	1975	Joined the Company;	6,000 shares

	February 14, 1953	June	2003	General Manager, Corporate Accounting Group;

		Apr.	2006	Executive Officer of the Company;

		Apr.	2007	In charge of Accounting and Finance.

(Notes)	1.	No conflicting interest exists between the Company and any of the above candidates.

	2.	Asterisks (*) denote candidates to be newly elected as director.

	3.	All of the above candidates have stated agreement with the policy related to a Large-scale Purchase of the Company’s shares, the ESV (Enhancement of Shareholder Value) Plan that was resolved at a meeting of the Board of Directors on April 27, 2007.

	4.	Ikuo Uno and Yoshifumi Nishikawa are outside directors as stipulated in Article 2, Paragraph 3–7 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan.

	5.	Additional information concerning candidates for the post of outside director

(1) Reasons for selection of candidates:

(i) Matsushita proposes the selection of Ikuo Uno for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(ii) Matsushita proposes the selection of Yoshifumi Nishikawa for the post of outside director on account of his extensive managerial experience and deep insight that can be brought to the management of the Company.

(2) Incidents that occurred during the candidates’ most recent term of office as outside directors of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidates following any such incident:

In March 2006, the Japan Fair Trade Commission passed a ruling against Matsushita related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, Matsushita was ordered to pay a fine related to the ruling. Following this incident, Ikuo Uno and Yoshifumi Nishikawa confirmed the initiatives that Matsushita is implementing to prevent any reoccurrence.

(3)	Incidents that occurred at other companies at which the candidates were directors, executive officers or corporate auditors during the preceding five years with respect to violations of laws or regulations or the articles of incorporation of such companies, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses taken following any incident while the candidates were outside directors or corporate auditors of such companies:

(i) Ikuo Uno

• Nippon Life Insurance Company, at which the candidate is a director, was subject to a cease-and-desist order issued by the Japan Fair Trade Commission in May 2003 with respect to an indication in a product pamphlet for health insurance for cancer. In relation to this, the Financial Services Agency (FSA) issued the company with a business improvement order. Subsequently, in July 2006, the company was subject to a business improvement order from the FSA with respect to its management system for the payment of insurance.

• Odakyu Electric Railway Co., Ltd., at which the candidate is an outside corporate auditor, released a revised annual securities report and other documents in May 2005 due to the previous inaccurate disclosure of shares held within the Odakyu Group under names of individual investors. In relation to this, in June 2005, the company presented a report to the Tokyo Stock Exchange (TSE) detailing improvements to ensure the appropriate disclosure of information to investors. Ikuo Uno has appropriately performed the duties of corporate auditor, such as providing appropriate and objective opinions with respect to the details of items for discussion in the company’s board of corporate auditors, as stipulated by relevant laws and regulations. Following the incident, Ikuo Uno made appropriate remarks in the company’s board of corporate auditors from the perspective of enhancing the suitability and adequacy of the company’s response to the incident.

• Tohoku-Electric Power Co., Inc., at which the candidate is an outside corporate auditor, following a review and survey which was conducted in fiscal 2007, ending March 31, 2007, mainly related to data falsification and inadequate procedures at its hydroelectric, thermal and nuclear power generation facilities, confirmed that it had failed to report to national and relevant local government agencies a past automatic shutdown of one of its nuclear reactors. Subsequently, the company received a warning and was ordered to modify internal security and maintenance rules regarding hydroelectric and thermal power generation facilities by the Ministry of Economy, Trade and Industry. In addition, in fiscal 2007, the company revealed that it had exceeded its legally permitted water intake at a hydroelectric power generation facility. Consequently, the company received instructions from the Ministry of Land, Infrastructure and Transport that included an order to halt water intake for uses other than power generation. Ikuo Uno, at meetings of the board of corporate auditors and in dialog with business sites, continuously and clearly stated his opinion about the importance of daily communication between head office and business sites. With respect to the review and survey of power generation facilities, he verified the adequacy of examination procedures and assessment criteria in meetings of the board of directors and board of corporate auditors.

• In a judgment by the Tokyo Summary Court in February 2006, the General Manager of the Marketing Division of Sanki Engineering Co., Ltd., at which the candidate was an outside corporate auditor until June 2006, received a summary order to pay a fine of ¥500,000 for violation of competitive tender in relation to collusive bidding with government agencies for a project commissioned by the Defense Facilities Administration Agency. As a result, the Kanto Regional Development Bureau of the Ministry of Land, Infrastructure and Transport ordered the company to suspend operations on a public pipe works project administered by the same bureau for a period of 30 days from May 16 to June 14, 2006. In working to prevent this kind of incident, Ikuo Uno performed his duties as an outside corporate auditor appropriately as stipulated in relevant laws and regulations, and following the incident, confirmed the enhanced functioning of measures to prevent any reoccurrence as part of the appropriate performance of his duties, mainly in the board of corporate auditors.

(ii) Yoshifumi Nishikawa

• Sumitomo Mitsui Banking Corporation, at which the candidate was a director until June 2005, was subject to a warning issued by the Japan Fair Trade Commission in December 2005 with respect to a violation of the Antimonopoly Law by one part of its marketing operations, followed by an administrative penalty imposed by the FSA in April 2006 in accordance with the Banking Law.

(4)	Number of years in office since first appointment as outside director of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, both Ikuo Uno and Yoshifumi Nishikawa will have held the post of outside director for two years.

(5)	Summary of liability limitation agreement with outside directors:

Ikuo Uno and Yoshifumi Nishikawa are currently outside directors of the Company. The Company has concluded an agreement with them limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individuals concerned act in good faith and no significant negligence occurred in the fulfillment of their duties, the amount of liability is limited to the least amount in conformity with provisions of Article 425, Paragraph 1 of the Company Law of Japan. In the event that reelection is approved, the Company intends to maintain this agreement with both outside directors.

(Note)

Under Article 74, Paragraph 4 of the Enforcement Regulations of the Company Law of Japan, which came into effect on May 1, 2006, the Company is required to describe in its notice of convocation of the annual general meeting of shareholders, applicable to the 100th Ordinary General Meeting of Shareholders of the Company, the following matters:

(1)	the reasons for the selection of candidates for the post of outside director;

(2)	major unjustifiable incidents regarding management such as violations of the Articles of Incorporation and laws (the “Unjustifiable Incidents”) that have occurred in the Company during the candidates’ most recent term of office as outside directors of the Company, and a summary of the measures taken by the candidates to prevent this kind of incident and other responses made by the candidates following such incident (the “Measures”);

(3)	a summary of the Unjustifiable Incidents that have occurred in other companies during the term of office as directors, executive officers or corporate auditors of the other relevant companies in the preceding five years and the Measures (with respect to (3), the Measures shall be described only where the candidates were then ‘outside’ directors or corporate auditors of the other relevant companies);

(4)	the number of years in office since the first appointment as outside directors or corporate auditors of the Company; and

(5)	a summary of the liability limitation agreements which have been or will be concluded with the candidates.

Bill No. 2: To elect 2 corporate auditors

The terms of office of Kazumi Kawaguchi and Yasuo Yoshino will expire at the conclusion of the 100th Ordinary General Meeting of Shareholders, at which time Kazumi Kawaguchi will retire as corporate auditor.

In connection with this, the election of 2 corporate auditors is hereby proposed.

Prior consent of the Board of Corporate Auditors has been obtained as to this proposal.

The particulars of the candidates are as follows:

Name and date of birth		Brief personal record (Parentheses indicate current posts representing other companies or organizations)			Ownership of the Company’s shares
1	Yasuo Yoshino	Apr.	1965	Joined Sumitomo Life Insurance Company;	3,000 shares

	October 5, 1939	July	1988	Director of Sumitomo Life Insurance Company;

		July	1997	Vice President of Sumitomo Life Insurance Company;

		July	2001	Chairman of Sumitomo Life Insurance Company;

		June	2003	Corporate Auditor of the Company.

2	Kenichi Hamada*	Apr.	1971	Joined the Company;	6,354 shares

	May 2, 1947	June	1999	Director of Kyushu Matsushita Electric Co., Ltd. (now Panasonic Communications Co., Ltd.), and in charge of accounting;

		June	2001	Managing Director, Kyushu Matsushita Electric Co., Ltd.;

		June	2003	Senior Managing Director, Panasonic Communications Co., Ltd.;

		June	2005

Vice President, Panasonic Communications Co., Ltd., and

in charge of accounting, compliance, legal affairs group,

information systems group, public relations group, and

information security. (Scheduled to resign post on June 25, 2007)

(Notes)	1.	No conflicting interest exists between the Company and the above candidates.

	2.	Asterisks (*) denote a candidate to be newly elected as a corporate auditor.

	3.	Yasuo Yoshino is a candidate for outside corporate auditor as stipulated in Article 2, Paragraph 3–8 of the Law for Maintenance of Relevant Laws Relating to the Enforcement of the Company Law of Japan.

	4.	Additional information concerning candidate for the post of outside corporate auditor*

		(1)	Reasons for selection of candidate:

Matsushita proposes the selection of Yasuo Yoshino for the post of outside corporate auditor on account of his extensive managerial experience and deep insight that can be brought to the auditing of the Company.

		(2)	Incidents that occurred during the most recent term of office as outside corporate auditor of the Company with respect to violations of laws or regulations or the Articles of Incorporation, or other inappropriate operational actions, and steps implemented to prevent this kind of incident and other responses made by the candidate following any such incident:

In March 2006, the Japan Fair Trade Commission passed a ruling against Matsushita related to sales activities for a traffic signal project commissioned by the Tokyo Metropolitan Police Department. The following September, Matsushita was ordered to pay a fine related to the ruling. Following this incident, Yasuo Yoshino confirmed the initiatives that Matsushita is implementing to prevent any reoccurrence.

		(3)	Number of years in office since first appointment as outside corporate auditor of the Company:

At the conclusion of this Ordinary General Meeting of Shareholders, Yasuo Yoshino will have held the post of outside corporate auditor for four years.

		(4)	Summary of the liability limitation agreement with outside corporate auditor:

Yasuo Yoshino is currently an outside corporate auditor of the Company. The Company has concluded an agreement with him limiting liability pursuant to Article 423, Paragraph 1 of the Company Law of Japan. Under this agreement, provided the individual concerned acts in good faith and no significant negligence occurred in the fulfillment of his duties, the amount of liability is limited to the least amount in conformity with the provisions of Article 425, Paragraph 1 of the Company Law of Japan. In the event that reelection is approved, the Company intends to maintain this agreement with Yasuo Yoshino.

(Note)

Under Article 76, Paragraph 4 of the Enforcement Regulations of the Company Law of Japan, which came into effect on May 1, 2006, the Company is required to describe in its notice of convocation of the annual general meeting of shareholders, applicable to the 100th Ordinary General Meeting of Shareholders of the Company, the following matters:

		(1)	the reasons for the selection of candidates for the post of outside corporate auditor;

		(2)	major unjustifiable incidents regarding management such as violations of the Articles of Incorporation and laws (the “Unjustifiable Incidents”) that have occurred in the Company during the candidates’ most recent term of office as outside corporate auditors of the Company, and a summary of the measures taken by the candidates to prevent this kind of incident and other responses made by the candidates following such incident (the “Measures”);

		(3)	a summary of the Unjustifiable Incidents that have occurred in other companies during the term of office as directors, executive officers or corporate auditors of the other relevant companies in the preceding five years, and the Measures (with respect to (3), the Measures shall be described only where the candidates were then ‘outside’ directors or corporate auditors of the other relevant companies);

		(4)	the number of years in office since the first appointment as corporate auditors of the Company; and

		(5)	a summary of the liability limitation agreements which have been or will be concluded with the candidates.

Bill No. 3: To approve changes to remuneration for directors and corporate auditors

With regard to remuneration for directors and corporate auditors, the maximum amount of allowance for directors’ remuneration is currently ¥1,200 million per annum, as decided at the 84th Ordinary General Meeting of Shareholders on June 27, 1991, while the maximum amount of allowance for corporate auditors’ remuneration is currently ¥120 million per annum, as decided at the 74th Ordinary General Meeting of Shareholders on February 19, 1982. However, in light of changes in the economic environment since these amounts were set, as well as changes to the handling of bonuses for directors and corporate auditors due to the recent enforcement of the Company Law of Japan, Matsushita will integrate bonus payments with remuneration in accordance with the level of contribution made to the Company’s financial and other results, rather than paying bonuses as part of the allocation of profit. Consequently, the Company proposes that the maximum amount of allowance for directors’ remuneration for a single fiscal year shall be amended to ¥1,500 million (¥30 million for outside directors), and ¥140 million for corporate auditors. If approved, the Company intends to apply this amendment retroactively from April 2007 for remuneration for fiscal 2008.

Currently, the Company has a total of 17 directors (including 2 outside directors), and a total of 5 corporate auditors. If Bills No. 1 and No. 2 are approved, the Company will increase its total number of directors to 19 (including 2 outside directors). There will be no change to the number of corporate auditors.

Disclaimer Regarding Forward-looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.